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05010991

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

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REGISTRANT'S NAME Dunberry Group

*CURRENT ADDRESS

PROCESSED
SEP 09 2005
THOMSON
FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34691 FISCAL YEAR 3-31-05

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DAT : 9/7/05

82-34691

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2005 SEP 7

99

SEC MAIL RECEIVED PROCESSING
SEP 0 6 2005
WASH. D.C. 185 SECTION

BURBERRY

3-31-05
AR/S

Burberry Group plc Annual Report and Accounts
2004/05



BURBERRY IS FOCUSED ON THE FUTURE

INVIGORATING ITS PRODUCT OFFERING USING ITS HERITAGE OF DESIGN INNOVATION AS A PLATFORM

LEVERAGING ITS POWERFUL BRAND RECOGNITION TO EXTEND ITS REACH TO NEW AND EXPANDED CUSTOMER SEGMENTS

EXPLORING THE OPPORTUNITIES PRESENTED BY ESTABLISHED AND EMERGING MARKETS

BUILDING ITS INFRASTRUCTURE TO SUPPORT ITS GROWTH POTENTIAL



BURBERRY 2004/05 FINANCIAL HIGHLIGHTS

- Total revenues increased 10% on an underlying[1] basis, 6% reported
  - Retail sales increased 8% underlying, 3% reported
  - Wholesale sales increased 9% underlying, 6% reported
  - Licensing revenue increased 19% underlying, 17% reported
- Gross profit margin increased from 57.9% to 59.3%
- EBITA[2] margin expanded from 21.1% to 23.1%
- EBITA increased by 16% to £165.5m
- 19% increase in diluted EPS (before goodwill amortisation and exceptional gain) to 23.0p
- 50% increase in final dividend to 4.5p per ordinary share (6.5p for full year)
- Commenced £250m share repurchase programme with £58m completed as of 31 March 2005


Turnover (£m)
2004/05
715.5
2003/04
675.8
2002/03
593.6


EBITA (£m)
2004/05
165.5
2003/04
142.6(3)
2002/03
116.7


EBITA margin (%)
2004/05
23.1
2003/04
21.1(3)
2002/03
19.7

1 Underlying figures are calculated at constant exchange rates.

2 EBITA represents operating profit before interest, taxation, goodwill amortisation and exceptional items.

3 The results for 2003/4 have been restated following the adoption of FRS 17, "Retirement Benefits" relating to pensions accounting.

Certain statements made in this Annual Report are forward looking statements. Such statements are based on current expectations and are subject to a number of risks and uncertainties that could cause actual results to differ materially from any expected future results in forward looking statements.

This report does not constitute an invitation to underwrite, subscribe for or otherwise acquire or dispose of any Burberry Group plc shares. Past performance is not a guide to future performance and persons needing advice should consult an independent financial adviser.



FISCAL 2004/05 MARKS ANOTHER SUCCESSFUL YEAR FOR BURBERRY GOING FORWARD, THE COMPANY IS CONFIDENT IN ITS STRATEGIC DIRECTION, ITS PROVEN MANAGEMENT TEAM AND IN THEIR ABILITY TO DELIVER SUSTAINABLE GROWTH

Burberry delivered another excellent performance for the year. Profit after tax increased 18% on a 10% constant currency revenue gain. After tax return on capital (before goodwill amortisation) approximated 35% and dividends per share increased 44%. Measured over Burberry's almost three years as a public company, revenue has grown over 40% while EBITA increased in excess of 80%.

On the strength of this track record, Burberry conducted a review of its capital structure during the year. The Board concluded that the Group was in a position to return capital to shareholders and operate with a more efficient capital structure in the future. In November, Burberry announced plans to target a cash neutral capitalisation by March 2006. To achieve that, the Group plans to repurchase approximately £250m of its shares by that date. Burberry began its repurchase programme in January 2005. As of 31 March 2005, approximately 14.7m shares had been repurchased and cancelled for an aggregate consideration of £58m. In November, Burberry also announced its intention to maintain a progressive dividend policy, increasing the payout ratio to approximately 30% over time.

At the same time, Burberry continues to invest for the future. During this financial year, the Group continued to strengthen what is already an outstanding management team, adding key positions across disciplines – design, product development, store organisation and finance. Burberry also recently announced a major infrastructure initiative. This project, which will span five years and involve in excess of £50m of investment, is designed to transform the Group's operating systems and supply chain in keeping with its world class product development, merchandising and marketing capabilities. By further enabling these creative aspects of the business, the project will lead to a more effective and efficient company. This programme is a critical component as we continue to build Burberry for the long-term.

On behalf of all shareholders, I thank management and the entire Burberry team for their successful efforts this year. Together, they have developed an effective strategy to drive continued growth over the intermediate and long term. The board looks to the future with confidence as Burberry continues to build value for shareholders.

John Peace
Chairman



THE BURBERRY TEAM HAS SUCCEEDED ACROSS A BROAD RANGE OF STRATEGIC AND FINANCIAL OBJECTIVES DURING FISCAL 2004/05 LOOKING TO THE FUTURE, WE ARE COMMITTED TO BUILD UPON THIS MOMENTUM IN ORDER TO CONTINUE TO GENERATE SHAREHOLDER VALUE OVER THE LONG TERM

Burberry delivered a strong performance for the year to 31 March 2005. The Group increased diluted EPS (before goodwill amortisation and exceptional gain) by 19% on a 10% gain in underlying revenues (ie. at constant exchange rates). While progressing its strategic and operational priorities, the Group continued to enhance profitability through close attention to margin. These results reflect the sustained efforts of Burberry's management team and the balance and diversity of the Group's business across products, channels and regions.

Strategic and Operating Progress

Key strategic highlights include:

Products Burberry's product design, development and merchandising teams produced notable achievements during the year.

- Womenswear The Burberry Prorsum collection was the highlight of the year in Burberry's womenswear business. Both the Spring and Autumn 2005 collections won outstanding critical acclaim – both rated among the top ten collections of the season by *Women's Wear Daily*, a leading fashion industry publication. Burberry Prorsum's distinctive style statement and the substantial editorial presence it generates affirms Burberry's design authority and strengthen the brand's presence among luxury goods consumers. In the core Burberry London collection, the Group continued to refine the balance between classic and fashion styles and develop greater product depth to serve Burberry's expansion in warm-weather regions of the world. Responding to the strong consumer appetite for a continuous selection of new merchandise, the womenswear team further structured the collections to increase the frequency of fresh product flowing to retail selling floors. Womenswear revenue increased 11% underlying during the year and comprised 34% of revenue.
- Accessories New styles drove the 8% underlying growth in accessories for the year. New contemporary handbag designs, including the highly successful Burberry Prorsum Cinda bag, led growth in this category. Updated styling, including the Candy and Blue Bell adaptations of Burberry's iconic check pattern, refreshed Burberry's classic handbag collection. Efforts to expand and update small leather goods and gift categories produced strong sales gains in the year. The Group increased its investment in shoe design and technical resources, and is excited about the sizeable opportunity the women's shoe category presents for Burberry. Accessories (excluding childrenswear) comprised 26% of revenue for the period.
- Menswear Consistent with Burberry's research on shopping patterns within its stores, menswear product design and development concentrated on intensification of key merchandise classifications during the year. The team added options in colour, pattern, silhouette and fabric in core menswear categories, including jersey and knitwear. Similarly, in line with the brand's heritage, the menswear team upgraded and expanded the selection of performance and technical outerwear through the development of new fabrics and broader selections of styles and colours. The Group is adjusting its in-store merchandise presentation to reflect these classification intensification strategies. Menswear sales also benefited from the broad trend toward more sartorial dressing. Menswear revenue increased 6% underlying during the year and comprised 27% of revenue.

Channels The Group continued to execute its core retail, wholesale and licensing strategies.

- Retail Investment in retail growth continued to plan. The Group opened five Burberry stores in the year; four in the US and one in Europe, in addition to seven concessions. The opening of the Rome location, on Via Condotti, in autumn 2004 was a highlight. In combination with the Milan store, Burberry now has an excellent retail presence in the important Italian market. Several key stores underwent refurbishment during the year, including the San Francisco, Boston and Paris stores. Three additional US stores commenced refurbishment activity in January and are scheduled to reopen by June 2005. At 31 March 2005, approximately 80% of Burberry's retail selling space had either been newly added or refurbished in the past four years. This global network of 157 directly operated retail locations provides a powerful platform to showcase the depth of Burberry's luxury offering, respond quickly to consumer demand trends and gain market intelligence through testing and customer interaction. On a year on year basis, total selling space increased approximately 7%, 9% on average.
- Wholesale Through Burberry's wholesale operations, the Group extended its presence in both emerging and developed markets. In China, the Group in conjunction with its local partner added six franchise stores in the year, including a 6,200 square foot flagship store in Beijing's Oriental Plaza. At 31 March 2005, 35 franchise stores spanning 22 cities were operating in China. Outside Asia, four franchise stores were added across developing regions, including Russia, Latin America and the Middle East. In developed markets, Burberry continued to concentrate on its key accounts and selectively to add fashion retailers consistent with the brand's increasing visibility. Going forward, in light of ongoing retail expansion, the Group will continue to evaluate wholesale distribution with the objective of maintaining an optimal balance with Burberry's retail network.
- Licensing The Group works closely with its licence partners to facilitate the coherent expression of the Burberry brand across product categories. In watches, that collaboration produced excellent results during the year. The iconic charm bracelet watch was a notable success, while the watch line overall achieved strong sales and editorial presence. Fragrance had another successful year. Outstanding response to the launches of *Burberry Brit for Men* and *Burberry Brit Red* fragrances, augmented by ongoing strength from existing fragrance lines, drove strong revenue gains. In recognition of these efforts, the Group received six international Fragrance Industry Foundation awards. Also during the year, Burberry entered into a new fragrance licence with its existing partner. The terms of the new agreement provide for a substantially enhanced royalty rate and an increased marketing commitment on the part of the partner relative to the previous agreement. The new agreement also defines an organisational structure more aligned with Burberry's requirements, which will enable future development of this successful business.

Regions Burberry continued to extend its global reach and achieved strong results across its trading regions during the year.

- US US revenues increased 11% underlying, fuelled by the addition of four stores in Charlotte, North Carolina; King of Prussia, Pennsylvania; Scottsdale, Arizona; and Boca Raton, Florida. Wholesale sales growth resulted primarily from continued intensification with Burberry's key accounts. The launch of Burberry's e-commerce site in the lead up to the holiday season experienced a favourable response, with iconic products and gift categories proving popular. This new channel extends Burberry's reach into smaller markets and broadens the brand's customer base.
- Europe Growing 4% underlying, Europe's revenue performance varied by market. Strong gains in Continental European markets were balanced by softer sales in the more developed markets of Spain and the UK. Italy, a large market for the Group, benefited from the recently opened Burberry stores in Milan and Rome. In Spain, the management team undertook several key initiatives designed to strengthen brand positioning in the domestic market. The team reorganised the sales function and opened new and expanded showrooms to improve service to wholesale customers. The team also opened five accessory concessions in the department stores of its core customer. Response to these concessions is encouraging, and the Group plans to open additional locations in 2005/06. In the ongoing evolution of its relationship with this primary customer, the Group will also explore opening apparel concessions in the future.
- Asia Growing 19% underlying, sales in Asia benefited from recent store openings, including partner operated franchise stores, and strong demand from Chinese consumers. Greater China, comprising China and Hong Kong achieved strong gains, accounting for approximately 6% of Burberry's revenues for the year. In Korea, newly opened Burberry children's (3) and golf (1) concessions performed well, and the Group plans to open a similar number of concessions in this market in 2005/06.
- Japan Burberry achieved good progress in Japan during the year. Recent efforts to upgrade brand positioning have demonstrated tangible results in terms of enhanced product design and quality and improved distribution. This work is ongoing, particularly with respect to distribution. Licence transitions initiated previously are beginning to gain momentum. In watches, for example, products from Burberry's global partner replaced local products. At the same time, Burberry finalised plans with respect to its non-apparel licenses in this market. The Group renewed licenses in domestically oriented categories, including home products and hosiery, often on improved terms. Burberry is also looking forward to its plans to launch direct distribution of imported accessories in Japan. In Autumn 2006, Burberry plans to distribute selectively a limited range of accessories from its international collection, including women's handbags, small leather goods and silks. This strategy offers attractive opportunities for Burberry over the long-term in Japan's substantial luxury market.

Turnover by product category
2004/05 total: £715.5m


Womenswear 34%
£242.1m
Menswear 27%
£194.5m
Accessories* 27%
£197.6m
Licence 11%
£78.4m
Other 1%
£2.9m

*Includes childrenswear

Financial Highlights

Burberry achieved strong financial performance during the year. Turnover increased 6%, 10% at constant exchange rates, to £715.5m. Gross margin expanded from 57.9% to 59.3%. This gross margin increase coupled with expense leverage resulted in EBITA* margin expansion from 21.1% to 23.1%. EBITA before exceptional gain increased 16% to £165.5m and diluted EPS (before goodwill and exceptional gain) grew 19% to 23.0p. The directors have proposed a 50% increase in the final dividend to 4.5p, resulting in a total dividend for 2004/05 of 6.5p, a 44% increase.

Plans for 2005/06

In line with the ongoing execution of its core growth strategies, Burberry's plans for the 2005/06 financial year include:

- An approximate 8% increase in net retail selling area through the addition of new stores and concessions and expansion of existing stores.
- First half wholesale sales broadly flat relative to the previous year based upon orders received to date for the autumn/winter 2005 season.
- More moderate licensing revenue growth relative to the second half of 2004/05. Revenues from Japan are expected to decline moderately for the year as a result of Burberry's programme to reduce selectively the distribution of certain products in this market, a soft apparel environment and planned licensee cancellations/transitions. Global licensees are expected to continue to produce strong gains.
- Capital expenditure is planned to total between £35m and £40m.

Infrastructure Redesign

Moving into 2005/06 and beyond, Burberry is launching a major programme to redesign its business processes and systems, creating a substantially stronger platform to support the long-term operation and growth of the Group. Scheduled to span five years, the project is designed to address key support areas of the business which have become inconsistent with the substantial expansion of its size and scope across product areas, regions of the world and channels of distribution during the past several years. Areas targeted for upgrading include:

- Supply chain Improving Burberry's supply chain is a key objective of the programme. Burberry sees substantial benefits from upgrading and integrating its spectrum of functions: from raw material procurement, to sourcing of finished goods, to distribution of products to own stores and wholesale customers.
- Information integration and transparency The project involves the installation of a company-wide ERP (enterprise resource planning) system as well as the implementation of a consistent and updated retail information system across Burberry's global store network, replacing a variety of non-integrated information systems today. As a result of these upgrades, employees throughout the organisation will have access to more timely and comprehensive information with which to operate the business.
- Support services The programme is also structured to develop more effective management tools and organisation structures across the Group's broad range of global support services.

The large majority of required capital is scheduled to be invested during the initial three years of the project. Over that period, the Group expects to invest approximately £50m in associated expenses and capital expenditures, with approximately £18m invested in 2005/06. Key areas of investment include hardware and software purchases and related implementation expenses and the addition of people to manage and execute the process and organisation changes. Approximately 85% of the investment is expected to be directly expensed, with the remaining 15% capitalised. In its third year (2007/08), the programme is expected to generate over £20m annually in direct expense savings across the supply chain and general and administrative costs. These benefits are expected to be greater in future years. Key sources of expense savings include improved supplier management, improved product development processes and more efficient non-stock procurement procedures. Beyond costs, through enhanced decision-making and improved ability to respond to market dynamics, the project is expected to produce substantial revenue and margin benefits.

Costs associated with investment in new business processes and systems will affect reported earnings per share over the next three years. However, existing revenue growth and profitability enhancement initiatives, combined with the impact of the share repurchase programme should allow the Group to continue to deliver strong underlying growth in EPS over the three year period.

Conclusion

Burberry's strong performance in the year reflects the dedication of our management and employees who share a passion for the Burberry brand and its unique position in the luxury goods market, the commitment of licensing partners and the support of wholesale customers. Together, we look forward to the current year with confidence, continuing to execute our growth strategies while investing in business infrastructure in order to generate value for shareholders over the long term.



Rose Marie Bravo
Chief Executive

*EBITA represents operating profit before interest, taxation, exceptional gain and goodwill amortisation.

Turnover by channel of distribution
2004/05 total: £715.5m


Wholesale 52%
£371.9m
Retail 37%
£265.2m
Licence 11%
£78.4m

Turnover by geographic destination
2004/05 total: £715.5m


Europe 50%
£356.4m
North America 23%
£165.9m
Asia Pacific 26%
£186.6m
Other 1%
£6.6m



For autumn/winter, Burberry's now signature black and white advertising campaign showcased the season's key looks in a series of iconic portraits.



Opportunities in emerging markets continue to be identified. Openings in 2004/05 included Dubai (pictured), a second store in Moscow and our first store in São Paolo, Brazil at Iguatemi.

Jul/04



Expansion continued in the US during 2004/05 with new openings in Charlotte, North Carolina (pictured here); King of

Aug/04



Created twice yearly, the advertising campaign is positioned alongside its industry peers in leading fashion and lifestyle publications worldwide.

Sep/04



Extraordinary press coverage of the Burberry Prorsum Cinda bag resulted in waiting lists in stores across the world. Variations on the Cinda bag were introduced during the Spring season.



The innovative trenchcoats, floral dresses and accessories that characterised the spring/summer 05

Oct/04



Burberry opened its newest location in Italy in October 2004. Located on Rome's prestigious Via Condotti, the store further establishes the brand's presence in this important market.

BURBERRY 2004/05
YEAR AT A GLANCE



Building on the success of Burberry Brit for Women last year, Burberry Brit for Men was introduced in June and became the brand's best performing men's fragrance to date.

Apr/04



In April, a runway show attended by over 1000 press and customers heralded the opening of the Burberry store in Tokyo's fashionable Omotesando district.

May/04



May 04 saw the opening of a new site in the Kaohsiung Isetan in Taiwan. A concession at Chiang Kai Shek airport

Jun/04


BURBERRY
BRIT

Burberry Brit for Men launched to worldwide editorial acclaim, receiving five awards at the US, UK, French and German International Fragrance Industry awards.



The Burberry Prorsum collections are presented on the catwalk to international buyers and press four times a year. The silhouettes and colour palettes of the collections influence all Burberry labels and product ranges.







The Burberry Prorsum menswear collection for autumn/winter reinforced the brand's recognition of leadership in tailoring and outerwear.



The Burberry Prorsum womenswear collections for both spring/summer and autumn/winter (pictured) were rated among the top ten of the season by leading fashion industry publication *Women's Wear Daily.*

Jan/05



The spring/summer 05 advertising campaign captured Burberry's British sensibility featuring Kate Moss and actor Hugh Dancy in an English garden setting.



The Burberry London catalogue was introduced to complement the advertising campaign; driving both store traffic and direct sales in the US.



The special edition women's fragrance Burberry Brit Red, further enhanced the Burberry Brit fragrance portfolio and received 'best women's fragrance' in

Feb/05

Mar/05



The 6,200 sq ft store at Oriental Plaza in Beijing is a highlight of the continuing expansion in this vibrant market. Six stores opened in China in 2004/05, bringing the total to 35 stores in 22 cities.



Burberry childrenswear was introduced into Korea to strong consumer response last year with three additional concessions opening in 2004/05.



Originally opened in 1910 as Burberry's first store in Continental Europe, the Boulevard Malesherbes store in Paris was re-launched in November 2004 after a complete refurbishment.

Nov/04

Dec/04



The renovation of Burberry's landmark store on Post Street in San Francisco was completed in Autumn 2004, adding new amenities and a third more selling space.



The opening of five new accessories concessions at El Corte Inglés in Spain during 2004/05 enabled Burberry to further strengthen its brand positioning in this important market.



The introduction of the charm bracelet watch for the gift-giving season generated strong demand globally with waiting lists in Burberry retail stores.



The annual Burberry charitable initiative in support of breast cancer research and awareness continued. Over £140,000 was raised through sales of the pink



The 'Art of the Trench' made-to-order service is now in nine Burberry stores: Paris, Rome, Milan, New York, San Francisco, Chicago, Tokyo and at both

BURBERRY 2004/05 FINANCIAL REVIEW

Burberry Group turnover is composed of revenue from three channels of distribution: wholesale, retail and licensing operations. Wholesale revenue arises from the sale of men's and women's apparel and accessories to wholesale customers worldwide, principally leading and prestige department stores and speciality retailers. Retail revenue is derived from sales through the Group's directly operated store network. At 31 March 2005, the Group operated 157 retail locations consisting of 59 Burberry stores, 74 concessions and 24 outlet stores. Licence revenue consists of royalties receivable from Japanese and product licensing partners.

Comparison of the year to 31 March 2005 and to the year to 31 March 2004

Turnover

Total turnover advanced to £715.5m from £675.8m in the comparative period, an increase of 6%, or 10% underlying (ie. at constant exchange rates).

Total retail sales increased 3% (8% underlying) to £265.2m, driven by contributions from newly opened stores. During the year, the Group opened four stores in the US, one in Europe and seven concessions. Sales growth varied by market. As the result of a muted initial response to seasonal collections, particularly outerwear, deliberately restrained outlet stores sales and renovation activity in a number of key stores, sales growth in the US was driven by an increase in retail space. In Europe, Continental markets generally performed well, while the UK was soft. In Asia, Korea posted a modest gain notwithstanding a volatile retail environment. Hong Kong experienced vigorous growth throughout the year, while Southeast Asia, boosted by new stores, achieved strong gains.

Total wholesale sales advanced 6% (9% underlying) to £371.9m during the year, resulting from the contribution of double digit revenue gains for the autumn/winter 2004 season and mid single digit gains for the spring/summer 2005 season. The US achieved solid growth, driven by ongoing intensification of key accounts. In Europe, strong gains in the under-penetrated markets of Italy, France, Benelux and Germany were balanced by softer sales in the more developed markets of Spain and the UK, resulting in an overall flat performance for the year. Asia, fuelled by the addition of six new franchise stores in China and strong demand from Chinese travellers, achieved substantial gains. Sales to other emerging markets achieved strong gains, partially driven by the addition of four franchise stores in new and existing markets.

Licensing revenues in the year increased 17% (19% underlying) to £78.4m, driven by strong gains from global licences. Fragrance related revenues increased substantially in the period with growth driven primarily by successful new fragrance launches and improved terms under the new licence agreement. In Japan, a decline in volumes arising from the soft apparel spending environment, licensee cancellations/transitions and Burberry's programme to reduce selectively the distribution of certain products was offset by an increase in certain royalty rates and the reduction in management fees payable with respect to specific licences.

Operating profit

Gross profit as a percentage of turnover expanded to 59.3% in the year from 57.9% in the comparative period. This increase was driven primarily by pricing and sourcing gains and an increase in licensing's share of the revenue mix.

Operating expenses as a percentage of turnover improved to 36.2% from 36.8% in the comparative period. This decrease primarily results from a one-time accelerated depreciation charge in the previous year; in the current year, the Group returned to a more normalised level of depreciation. Burberry also benefited from operating leverage as a result of the Group's expanded and diversified revenue base, partially offset by additional investment in infrastructure and marketing to support growth of the business. Following the adoption of FRS 17, "Retirement benefits", the Group now accounts for its pensions on a defined benefit basis.

Group Results

	Year to 31 March 2005 £m	Percentage of turnover %	Year to 31 March 2004 (Restated[1]) £m	Percentage of turnover %
Turnover				
Wholesale	371.9	52.0%	351.4	52.0%
Retail	265.2	37.0%	257.4	38.1%
Licence	78.4	11.0%	67.0	9.9%
Total turnover	**715.5**	**100.0%**	**675.8**	**100.0%**
Cost of sales	(291.3)	(40.7%)	(284.2)	(42.1%)
Gross profit	**424.2**	**59.3%**	**391.6**	**57.9%**
Net operating expenses before goodwill amortisation and exceptional gain	(258.7)	(36.2%)	(249.0)	(36.8%)
EBITA	**165.5**	**23.1%**	**142.6**	**21.1%**
Goodwill amortisation	(6.8)	(1.0%)	(6.8)	(1.0%)
Exceptional gain[2]	0.8	0.1%	2.2	0.3%
Profit before interest and taxation	**159.5**	**22.3%**	**138.0**	**20.4%**
Net interest income	4.9	0.7%	2.3	0.3%
Profit on ordinary activities before taxation	**164.4**	**23.0%**	**140.3**	**20.8%**
Tax on profit on ordinary activities	(54.5)	–	(47.3)	–
Profit on ordinary activities after taxation	**109.9**	**15.4%**	**93.0**	**13.8%**
Diluted EPS before goodwill amortisation and exceptional gain	**23.0p**		**19.4p**	
Diluted EPS	21.8p		18.4p	
Basic EPS	22.2p		18.8p	
Diluted weighted average number of Ordinary Shares (millions)	504.6		505.9	

[1] The results for 2003/04 have been restated following the adoption of FRS 17, "Retirement Benefits" relating to pensions accounting.

[2] The £0.8m pre-tax exceptional gain in the year ended 31 March 2005 relates to lapsed awards under the IPO Senior Executive Restricted Share Plan (2003/04: £2.2m).

Operating profit continued
Previously the charge to operating expenses was based on contributions made in the various schemes. The impact on 2003/04 is to reduce net operating expenses by £1.4m.

As a result of these factors, EBITA increased by 16% to £165.5m, or 23.1% of turnover relative to 21.1% in the previous period. Exchange rate movements reduced reported EBITA by £4.9m.

Goodwill amortisation was £6.8m, in line with the comparative period.

In 2004/05, the Group recorded a £0.8m exceptional gain on the lapsing of share awards under the IPO Senior Executive Restricted Share Plan and employers' National Insurance liability arising on the awards. An equivalent gain of £2.2m was recorded in the comparative period.

Profit before interest and taxation increased 16% to £159.5m, or 22.3% of turnover from 20.4% in the comparative period.

Net interest income
Net interest income was £4.9m in the year to 31 March 2005 compared to £2.3m in the prior period, as a result of larger cash balances throughout the current year.

Profit before taxation
As a result of the above factors, Burberry reported profit before taxation of £164.4m in the year to March 2005 compared to £140.3m in the prior period.

Profit after taxation
The Group reported a 32.0% tax rate (2003/04: 32.3%) on profit before goodwill amortisation and exceptional gain for the full financial year resulting in a £54.5m tax charge. The rate continues to be above the UK statutory tax rate primarily as a result of the Group's operations in higher tax rate jurisdictions. Profit after tax for the period increased 18% to £109.9m.

Diluted earnings per share before goodwill amortisation and exceptional gain increased 19% to 23.0p in the year compared to 19.4p in the prior period. In the year to 31 March 2005, the Group had 494.1m (2003/04: 495.6m) Ordinary Shares in issue on average for the purposes of calculating basic earnings per share and 504.6m (2003/04: 505.9m) Ordinary Shares in issue on average for the purposes of calculating diluted earnings per share. An average of 6.2m (2003/04: 4.6m) Ordinary Shares held by the Group's Employee Share Ownership Trusts are excluded for the purposes of earnings per share calculations.

Cash Flow and Net Funds
Historically, Burberry's principal uses of funds have been to support acquisitions, capital expenditure and working capital growth in connection with the expansion of its business. Principal sources of funds have been cash flow from operations and financing from the Group's former 100% owner, GUS. Burberry expects to finance the expansion of its business, capital expenditure including strategic infrastructure investments and share repurchases with existing cash balances, cash generated from operating activities, and where necessary, the use of its credit facilities.

Cash Flows
Net cash inflow from operating activities was £175.5m in the year to 31 March 2005 compared to £185.6m in the prior year. Stock levels grew by £12.8m, resulting from growth of the business. The £7.3m increase in debtors was driven by seasonal growth of trade receivables and timing of prepayments.

Depreciation, impairment and related trademark amortisation charges amounted to £24.4m in 2004/05 compared to £28.5m in the prior year. Contributing to this decrease, was an accelerated depreciation charge with respect to certain assets incurred in 2003/04; the Group returned to a more normalised level of depreciation in 2004/05.

Net fixed asset purchases of £34.1m (2003/04: £28.8m) primarily reflect continued investment in the Group's retail and wholesale operations including the opening of new stores and refurbishment activity. While the Group maintained a similar pace of store openings relative to the comparative period, the increase largely reflects differences in the actual timing of cash outlays and types of retail investments between the two periods. Capital expenditure is expected to total between £35m and £40m in 2005/06.

In line with its risk management policy, Burberry has continued to hedge its principal foreign currency transaction exposures arising in respect of Yen denominated royalty revenue and Euro denominated product purchases and sales.

During 2004/05, Burberry invested £65.3m in its own shares, comprising £58.4m for the purchase of shares under the share repurchase programme, and net investment of £6.9m in its own shares as a contribution to funding the Group's Employee Share Ownership Trusts (2003/04: net £6.6m).

Consistent with the share repurchase programme announced in November 2004, Burberry commenced the repurchase of shares in January 2005. By 31 March 2005 the Group repurchased and cancelled 14.7m shares at a total cost of £58.4m. Burberry is targeting a broadly cash neutral position by March 2006. Based upon shares repurchased to date, existing cash resources, operating trends and foreseeable capital requirements, Burberry expects to repurchase shares with a total aggregate value of approximately £250m by that date.

Burberry entered into a new £200m five year multi currency revolving facility with a syndicate of banks on 30 March 2005. This facility replaces the previous £75m facility with GUS plc.

Dividends
The Group paid an interim dividend of 2.0p per share on 2 February 2005. A final dividend of 4.5p per share is proposed and would be payable in August 2005. As a result, the total dividend for 2004/05 would increase by 44% to 6.5p per share (aggregate amount £31.7m) and represents a payout ratio of 27%. As previously stated, the Group plans to maintain a progressive dividend policy, increasing the payout ratio to approximately 30% over time.

International Financial Reporting Standards
For periods commencing on or after 1 January 2005, the consolidated financial statements of all European Union listed companies are required to be reported in accordance with International Financial Reporting Standards (IFRS).

The application of IFRS will not change management's approach to operations and will have no impact on cash flow. It will, however, be likely to lead to increased volatility in the profit and loss account and balance sheet, with the presentation of the financial statements also affected.

Burberry has largely completed its preparations for the adoption of IFRS. The most significant impact on net assets and profit is likely to result from changes to the accounting treatment of goodwill amortisation and impairment, share based remuneration, financial instruments, lease incentives, proposed dividends, tax and deferred tax.

The financial statements for the year to 31 March 2006 will be reported under IFRS, as will the interim results for the six months to 30 September 2005.

Stacey Cartwright
Chief Financial Officer

Liquidity and Capital Resources
Summary Group Balance Sheet

	As at 31 March	
	2005 £m	2004 (Restated*) £m
Fixed assets		
Intangible fixed assets	107.9	111.4
Tangible fixed assets	166.1	149.8
Fixed asset investments	0.1	0.1
	274.1	261.3
Current assets		
Stock	102.5	89.5
Debtors	135.7	126.2
Cash and short term deposits	169.9	158.7
	408.1	374.4
Creditors – amounts falling due within one year	(207.8)	(163.8)
Net current assets	**200.3**	**210.6**
Total assets less current liabilities	474.4	471.9
Creditors – amounts falling due after more than one year	(14.8)	(35.4)
Provisions for liabilities and charges	(3.2)	(5.1)
Pension obligations	(1.8)	(2.0)
Net assets	**454.6**	**429.4**
Total Shareholders' Funds	**454.6**	**429.4**

The table below sets out the principal components of cash flow for the years to 31 March 2005 and 31 March 2004 and net funds at the year end:

	Year to 31 March	
	2005 £m	2004 (Restated*) £m
Operating profit before interest, taxation, goodwill amortisation and exceptional gain	165.5	142.6
Depreciation and related charges	24.4	28.5
(Profit)/loss on disposal of fixed assets and similar items	(1.1)	1.7
Charges in respect of employee share incentive schemes	5.3	3.6
Increase in stocks	(12.8)	(7.5)
Increase in debtors	(7.3)	(1.5)
Increase in creditors	1.5	18.2
Net cash inflow from operating activities	**175.5**	**185.6**
Net interest income	4.7	2.2
Taxation paid	(49.5)	(49.5)
Net purchase of fixed assets	(34.1)	(28.8)
Acquisition related payments	–	(2.5)
Net purchase of own shares	(65.3)	(6.6)
Issue of Ordinary Share capital	4.4	0.9
Equity dividends paid	(24.9)	(17.3)
Movement in net funds resulting from cash flows	10.8	84.0
Exchange gains/(losses)	1.2	(5.7)
Movement in net funds	**12.0**	**78.3**
Net funds at end of year	**169.9**	**157.9**

*The results for 2003/04 have been restated following the adoption of FRS 17, "Retirement Benefits" relating to pensions accounting and for UITF38, "Accounting for ESOP Trusts".



BURBERRY FINANCIAL PERFORMANCE IN DETAIL

2004/05

Contents

THE BOARD OF DIRECTORS

Chairman

John Peace, Non-executive Chairman
John Peace was appointed Chairman of Burberry in June 2002. He is the Group Chief Executive of GUS plc, Burberry's largest Shareholder. He served as Chief Executive of Experian from 1996 to 2000 and currently serves as Chairman of the Board of Governors of Nottingham Trent University.

Executive directors

Rose Marie Bravo, Chief Executive
Rose Marie Bravo was appointed Chief Executive of Burberry in 1997. Prior to her appointment at Burberry, Ms Bravo served as President of Saks Fifth Avenue from 1992 to 1997, with responsibility for merchandising, marketing and product development. She also served as a member of the Board of Saks Holding Inc. From 1974 to 1992, Ms Bravo held positions of increasing responsibility at RH Macy & Co, culminating with her 1987 to 1992 tenure as Chairman and Chief Executive Officer of the I Magnin Specialty Division. Ms Bravo serves on the Boards of both Tiffany & Co and Estée Lauder as a non-executive director.

Stacey Cartwright, Chief Financial Officer
Stacey Cartwright was appointed Chief Financial Officer of Burberry on 1 March 2004. Prior to this appointment, she held the position of Chief Financial Officer at Egg plc from 1999 to 2003. From 1988 to 1999 she held various finance related positions at Granada Group PLC.

Brian Blake, Group President and Chief Operating Officer
Brian Blake was appointed Group President and Chief Operating Officer of Burberry on 1 June 2004 and joined the Board of the Company as an Executive Director on 16 November 2004. Prior to his appointment at Burberry, he held the position of Executive Vice President at the Gucci Group from October 2002. In his 17-year tenure with the Gucci Group his positions included President and Chief Executive of Gucci Group Watches worldwide, President and Chief Executive Officer of the Gucci Division worldwide, Executive Vice President and Chief Operating Officer of the Gucci Division worldwide and, President and Chief Executive Officer of Gucci America.

Non-executive directors

Philip Bowman
Philip Bowman was appointed in June 2002 and is the Company's Senior Independent Director. He is the Chief Executive of Allied Domecq plc and non-executive Chairman of Coral Eurobet Limited. He previously served as a non-executive director of British Sky Broadcasting Group plc between 1994 and 2003 and as Chairman of Liberty plc from 1998 to 2000.

Caroline Marland
Caroline Marland was appointed in January 2003. She is a non-executive director of Virgin Mobile and she previously served as Managing Director of Guardian Newspapers (1994 – 2000). She currently holds a non-executive directorship at Bank of Ireland.

Guy Peyrelongue
Guy Peyrelongue was appointed in June 2002. Between 1987 and 2001 he served as President and Chief Executive Officer at L'Oréal United States. From 1973 to 1987 he held various positions at L'Oréal including President, Latin America.

David Tyler
David Tyler was appointed as a non-executive director in June 2002, having been a director since 1997. He is currently Group Finance Director of GUS plc, a position he has held since 1997 and he serves as a non-executive director of the Lewis Group. He served as Group Finance Director of Christie's International plc from 1989 to 1996.

DIRECTORS' REPORT

The directors present their Annual Report together with the audited financial statements for the year to 31 March 2005.

Principal activities and business review
The Company designs, sources, manufactures and distributes high-quality apparel and accessories through its own retail stores and via its wholesale customers. The Company also licenses third parties to manufacture and distribute products using the "Burberry" brand. The Chairman's statement on page 5, the Chief Executive's review on pages 7 to 9, the Operating review (entitled "Year at a Glance") and the Financial Review on pages 12 to 14 report on the activities and results for the year and give an indication of the Company's future developments.

Results and dividends
The profit after taxation for the year amounts to £109.9m (2004 (restated to reflect prior period adjustments): £93.0m).

An interim dividend of 2p per Ordinary Share was paid to the ordinary Shareholders of the Company on 2 February 2005. The directors recommend that a final dividend of 4.5p per Ordinary Share in respect of the year to 31 March 2005 be paid to those persons on the Register of Members at the close of business on 22 July 2005. This will make a total dividend of 6.5p per Ordinary Share. The dividends paid and recommended in respect of the year to 31 March 2005 were £31.7m.

On 30 September 2004 and 31 March 2005, the Company paid a total dividend of £30,070 to GUS Holdings Limited as the holder of the Company's Redeemable Participating Preference Shares of 0.05p each.

The retained profit for the year to 31 March 2005 of £78.2m (2004 (restated to reflect prior period adjustments): profit £70.7m) has been transferred to reserves.

Abacus Corporate Trustee Limited, as trustee of the Burberry Group plc ESOP Trust ("the Trust"), has waived all dividends payable by the Company in respect of the Ordinary Shares from time to time held by it as trustee of the Trust. The dividends waived in respect of the year to 31 March 2005 were in aggregate £254,307 (2004: £167,998).

Directors
The names and biographical details of the directors holding office at the date of this report are shown on page 18.

During the year, Thomas O'Neill resigned as a director of the Company with effect from 1 July 2004 and Brian Blake was appointed as a director on 16 November 2004.

As Brian Blake was appointed after the Company's Annual General Meeting ("AGM") in 2004, he will retire in accordance with the Company's Articles of Association and a resolution proposing his re-election will be proposed at the forthcoming AGM.

The directors retiring by rotation at this year's AGM are Rose Marie Bravo and Philip Bowman who, being eligible, offer themselves for re-election.

Details of the directors' service agreements are given in the Report on directors' remuneration and related matters on pages 28 and 29.

Directors' interests
Interests of the directors holding office at 31 March 2005 in the shares of the Company, its subsidiaries and its ultimate parent company, GUS plc, are shown within the Report on directors' remuneration and related matters on pages 31 to 36. There were no changes to these interests between the period 31 March and 18 May 2005. No director had a material interest in any contract other than a service agreement with a member of the Group at any time in the year.

Corporate governance
The Company's statement on corporate governance is set out on pages 22 to 25.

Substantial shareholdings
As at 18 May 2005, the Company had been notified of the following interests in the Company's Ordinary Shares in accordance with sections 198 to 208 of the Companies Act 1985:

	Number of Ordinary Shares	% of issued share capital
GUS Holdings Limited	316,340,349	65.5
Janus Capital Management LLC	21,169,557	4.39

Share capital
The Company issued a total of 2,941,349 Ordinary Shares during the year following the exercise of options granted under the Burberry Senior Executive IPO Share Option Scheme and the vesting of awards made under the Burberry IPO Senior Executive Restricted Share Plan.

Purchase of own shares
At last year's AGM, authority was given for the Company to purchase, in the market, up to 50,069,116 Ordinary Shares of 0.05p each ("Shares"), being just under 10% of the issued ordinary share capital at that time.

In Autumn 2004, the Company reviewed its capital structure with the aim of striking an appropriate balance between capital efficiency and financial flexibility. In evaluating the various options open to it, it was decided that a Share Repurchase Programme ("the Programme") would be pursued as it would enable maximum participation by Shareholders as well as maintaining the level of ownership in the Company's Shares by GUS plc. Consequently, an Extraordinary General Meeting was convened and held on 20 December 2004 which obtained Shareholder approval for the Company to enter into an agreement with GUS ("the Share Repurchase Agreement"), which allowed the Company to purchase Shares off-market from GUS at the same time as making on-market repurchases.

Pursuant to the Programme, the Company re-purchased and subsequently cancelled 14,715,588 Shares during the financial year at an aggregate cost of £58.4m. Under the terms of the Share Repurchase Agreement 9,642,005 of the Shares re-purchased during the year were purchased off-market from GUS plc.

The Company is seeking to obtain the requisite approvals from Shareholders at the forthcoming AGM which will enable the Programme to continue until the Company's AGM in 2006. Further details are provided in the separate circular to Shareholders.

In addition, during the year to 31 March 2005 the Company repurchased 14,310 Shares as treasury shares for the purposes of the Company's Co-investment Scheme.

Interests in own shares
Details of the Company's interests in its own shares are set out on pages 69 and 70 of this Annual Report.

Charitable and political donations
During the year to 31 March 2005, the Group donated, in cash, a total of £346,423 to charitable causes (2004: £198,000). In addition, donations were made through a variety of other means including the involvement of individual employees and through organised events.

The Company made no political donations during the year, in line with its policy.

In keeping with the Company's approach in 2004, Shareholder approval is being sought at the forthcoming AGM, as a precautionary measure, for the Company and its wholly owned subsidiary, Burberry Limited, to make donations and/or incur expenditure which may be construed as 'political' by the wide definition of that term included in the relevant legislation. Further details on these resolutions can be found in the separate circular to Shareholders.

Employment policies

⁄ Equal Opportunities
The Company is committed to ensuring the consistent profitable growth of its business and a policy of equal opportunity in employment is integral to this commitment. The aims of the Group's policy are to ensure that the most capable job applicants are recruited and the most competent employees in the Group progress. All employees will receive fair and equal treatment irrespective of sex, race, ethnic origin, nationality, marital status, age, religion, disability and sexual orientation. In the situation where an employee becomes disabled, the Group will endeavour to assist the employee by adapting the job or by offering a transfer to another position if appropriate.

⁄ Health and safety
The Company has developed a comprehensive Health and Safety policy detailing the responsibility of managers at all levels in the Group to ensure the health and safety of employees, contractors and customers. Health and safety support in the UK is provided by the Health and Safety Officer and retained external safety consultants. Risk assessments are performed as required, supported by measurement systems for accident and near miss recording.

In the year to 31 March 2005, there were nine accidents in the United Kingdom reportable under the UK RIDDOR legislation (the "Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995"). Broadly, this covers those accidents resulting in more than three days absence from work: the RIDDOR accident rate for our UK business was 0.3 per 100,000 hours worked (2004: 0.24). Although the RIDDOR rate has risen slightly, the severity of these accidents has reduced, with the resulting time lost from work being lower in the year to 31 March 2005 than in the previous year. During the year, the Group also recorded two accidents to contractors at our premises.

Employee involvement

- Employee communication

Burberry believes that employee communication is important in building strong relationships with, and in motivating, employees. Burberry makes use of various methods – including quarterly managers' meetings, face-to-face briefings, direct mail, email and a corporate intranet to ensure that matters of interest and importance are conveyed quickly and effectively. In addition, the annual "Corporate Review" highlighting the Company's performance and its ongoing strategic initiatives will be sent to all employees worldwide.

- Employee share ownership

In order to further extend employees' interest in the Company and to reward exceptional business results, awards of free shares in the Company were made to just under 4,000 employees worldwide in July 2004 – the third such award since the Company's IPO in July 2002.

Employees also participate in the GUS SAYE share option schemes in Spain, France, the US, Germany and the UK.

Creditor payment

For all trade creditors, it is Group policy to:

- agree and confirm the terms of payment at the commencement of business with that supplier;

- pay in accordance with contractual and other legal obligations; and

- continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship.

Trade creditor days of the Group at 31 March 2005 were 35 days (2004: 40 days) based on the ratio of Group trade creditors at the end of the year to the amounts recorded as expense during the year attributable to trade creditors. The Company had no trade creditors as at 31 March 2005 (2004: £nil).

Annual General Meeting

The Annual General Meeting of the Company will be held at The Lincoln Centre, 18 Lincoln's Inn Fields, London, WC2A 3ED at 11.00 am on 14 July 2005. The Notice of Meeting is included in the separate circular to Shareholders which accompanies this Annual Report. It is also available on the 'Investors' section of the Company's website (www.burberry.com).

Auditors

A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the forthcoming AGM.

By order of the Board

Michael Mahony
General Counsel and Secretary
23 May 2005

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

The Board supports the principles of corporate governance advocated by the Revised Combined Code ("the Code") published in July 2003 and, in accordance with the Listing Rules of the UK Listing Authority, sets out below its first report on the application of the principles contained in the Code for the year under review. Unless otherwise stated below, the Company has complied with the provisions set out in Section 1 of the Code throughout the year.

The Board

The Board is responsible to Shareholders for the management of the Group and has adopted a committee structure which enables it to concentrate its efforts on strategy, management performance, governance and internal control. The Board consists of a Chairman, a Chief Executive plus two other executive directors and four non-executive directors. John Peace and David Tyler were appointed to their respective positions as Chairman and non-executive director by GUS plc ("GUS") under the Relationship Agreement between the Company and GUS, which was entered into at the time of the Initial Public Offering ("IPO") in July 2002.

The Board has a clear understanding of the roles of the Chairman and Chief Executive. Although not documented, the Chairman leads the Board in reviewing the Group's strategy and monitoring high-level progress. The day-to-day business of the Group is the responsibility of the Chief Executive, Rose Marie Bravo, who is supported by the Company's two executive directors, Brian Blake and Stacey Cartwright who meet on a weekly basis as an Executive Committee, a management committee which operates under written terms of reference.

During the year under review the Board held four scheduled meetings, which, in the opinion of the directors, was a sufficient number to enable them to discharge their duties effectively. All directors attended every meeting.

At the request of any non-executive director, the Chairman will arrange meetings consisting of only the Company's non-executive directors to allow the opportunity for any concerns to be expressed. No such meetings were held during the year under review.

The Board has a formal schedule of matters reserved to it for decision.

In order to ensure that the Company and the Board are able to draw from an appropriate balance of skills and experience, the terms of reference of the Nomination Committee (further details of which are provided below), include the responsibility for reviewing succession plans for both Board and senior executive positions.

The Chairman ensures that the Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to discharge its duties. In addition, directors are also supplied with an extensive monthly report, which provides information on operational and financial performance, risk management and the Group's business plans. There is also a procedure whereby directors, in the furtherance of their duties, are able to take independent advice, if necessary, at the Company's expense. In addition, all directors have direct access to the advice and services of the Company Secretary.

The appointment and removal of the Company Secretary is a matter reserved for the Board as a whole.

Philip Bowman, Guy Peyrelongue and Caroline Marland are, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement.

Throughout the year, a majority of the Board comprised non-executive directors. However as explained above, GUS has the right to appoint the Chairman and a non-executive director pursuant to the Relationship Agreement. Accordingly, John Peace (Group Chief Executive of GUS) and David Tyler (Group Finance Director of GUS) were appointed as Chairman and as a non-executive director respectively of the Company, and are not considered to be independent under the Code. Therefore, at times during the year and in particular during the periods when Thomas O'Neill and Brian Blake served as directors of the Company, half of the Board (excluding the Chairman) did not comprise independent non-executive directors as required under the Code.

Directors – Development

On appointment, directors are furnished with relevant information to discharge their duties effectively. The Company has an induction process whereby a director will meet key members of the management team following his/her appointment.

As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities. In particular, the directors' knowledge of the Group's worldwide operations is regularly updated by arranging presentations from local management and by holding meetings in the Group's major markets.

Board Evaluation

The Nomination Committee has discussed the methods available to it in order to evaluate the performance of the Board including the assistance of specialist third-party consultants. For the year under review, the Board considered that such a formal evaluation would not be undertaken but would be kept under review for future years. The evaluation of the performance of the Board, its committees and of the individual directors is carried out on an informal basis. This informal method of evaluation is carried out by the Chairman in respect of the Board as a whole.

The Chairman's performance was not subject to formal evaluation during the year under review.

All directors are subject to election by Shareholders at the first opportunity after their appointment and thereafter in accordance with Article 82 of the Company's Articles of Association. This ensures compliance with the Code by providing that all directors are required to submit themselves for re-election at least once every three years. The biographical details of those directors seeking election and re-election at the forthcoming Annual General Meeting ("AGM") can be found on page 18 of this Annual Report.

Committees

The Board is supported by the Audit, Remuneration and Nomination Committees. GUS is entitled to appoint one member of each of these committees under the Relationship Agreement.

The Committees, if they consider it necessary, can engage third party consultants and advisers and can call upon other resources of the Group to assist them in developing their respective roles.

In addition to the relevant Committee members and the Company Secretary, external advisers and on occasion other directors attend committee meetings but only at the invitation of the Chairman of the Committee.

As the Committees' terms of reference and the schedule of matters reserved for the Board were adopted at the time of the IPO in July 2002, they are currently under review, which once completed will be made available on request and on the 'Investors' section of the Group's website (www.burberry.com).

Audit Committee

The Audit Committee consists of three non-executive directors: Philip Bowman (Chairman), Caroline Marland and David Tyler. The Committee met twice during the year, with both the external auditors and a representative of the Group's internal audit department present. All members of the Committee attended every meeting.

Given the nature of the senior management positions held by Philip Bowman and David Tyler (see biographical details on page 18 of this Annual Report), the Board is satisfied, in accordance with the provisions of the Code, that at least one member of the Audit Committee has recent and relevant financial experience.

The Code requires that the Audit Committee should consist of at least three independent non-executive directors. David Tyler was appointed to the Board, and as a member of the Audit Committee pursuant to the Relationship Agreement with GUS and therefore is not independent for the purposes of the Code. However, the Company considers his presence on the Committee as being in Shareholders' interests overall, given that GUS was, during the year under review, the beneficial owner of over 65% of the Company's Ordinary Shares.

The Audit Committee has reviewed during the year the adequacy of "whistleblowing" arrangements adopted by the Group.

The Board acknowledges that the independence of auditors is a subject that has become increasingly prominent. It is the role of the Audit Committee to recommend the appointment of auditors and to ensure that the auditors' objectivity and independence are maintained. It has adopted a policy in this respect and monitors the level of fees for non-audit services.

- Audit related services – The external auditors are preferred providers of audit related services given their understanding of the Group and the synergistic relationship between such work and the aims of the annual audit. Such work extends to, but is not restricted to, Shareholder and other circulars and regulatory and other compliance reports.

- Taxation services – Generally, if the external auditors' knowledge of the Group's tax affairs provides significant advantage which another third party would not have, they will be retained for both tax planning and compliance matters.

- General services – Other proposed assignments are put out to competitive tender and decisions to award work are taken on the basis of demonstrable competence and cost effectiveness.

As PricewaterhouseCoopers (PwC) provides non-audit services, auditor objectivity and independence is safeguarded in part by the use of different PwC personnel located wherever possible at different PwC offices. In addition, fees for audit and non-audit services are separately negotiated.

Remuneration Committee

Details of the Remuneration Committee and its application of corporate governance principles in relation to directors' remuneration is described in the Report on directors' remuneration and related matters on page 26.

Nomination Committee

The members of the Nomination Committee are John Peace (Chairman), Rose Marie Bravo, Philip Bowman, Caroline Marland and Guy Peyrelongue. The Committee met twice during the year under review. All members of the Committee attended every meeting.

The Committee is responsible for identifying and recommending appointments to the Board. Independent external search consultants are engaged to identify and/or assess the suitability of candidates having regard to professional experience, qualifications and other capabilities which candidates are required to possess. Details of candidates are prepared for review by the Committee which then makes a recommendation to the Board.

Relations with Shareholders

The Company recognises the importance of communicating with its Shareholders and does this through its Annual and Interim Reports, quarterly trading updates and at the Annual General Meeting.

The Company communicates with its institutional investors frequently and regularly throughout the year through a combination of formal and informal meetings, participation at sector-specific conferences and ad-hoc briefings with management.

The Board is kept abreast of the views of major Shareholders by briefings from the Company's Senior Vice President of Strategy and Investor Relations. Analysts' notes and brokers' briefings are also used to achieve a greater understanding of investors' views of the Company.

The Company's non-executive directors, including the Senior Independent Non-executive director, are available to meet with any of the Company's major Shareholders to discuss issues of importance to them should a meeting be requested. No such meetings were requested during the year under review.

In accordance with the provisions of the Code, the Notice of the 2004 AGM was sent to Shareholders at least 20 working days before the Meeting. A poll vote was taken on each of the resolutions put before Shareholders.

It is the intention that all directors will attend the forthcoming AGM and will be available to answer Shareholders' questions.

In keeping with the approach taken at the AGM held in 2004 and in accordance with the recommendation of the Myners' Report to the Shareholder Voting Working Group 2004, the Company will be calling a poll on each of the resolutions to be put to Shareholders at the forthcoming AGM. The level of proxies lodged on each resolution and the number of proxy votes for and against the resolution will be made available at the AGM on request and will be published on the Company's website.

Corporate social responsibility ("CSR")

Details on the Company's approach to CSR are given on pages 38 to 41.

Accountability and audit

The Board acknowledges that it should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of Directors' Responsibilities on page 42, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the Auditors on page 43, which includes a statement by the auditors about their reporting responsibilities.

The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

Internal control

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide reasonable, but not absolute, assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures which have been established to provide internal control (which includes all material controls such as financial, operational and compliance controls). It currently believes that overall the Group's risk management and internal control procedures are adequate and that there are not any material weaknesses. However, the continued financial and geographical growth and development of the business require such procedures to be reviewed and where necessary improved. To facilitate this process the Group has strengthened its management by the appointment of a Director of Audit and Risk Assurance. Furthermore, the programme to redesign business procedures and systems referred to in the Chief Executive's Review is expected to strengthen the internal control environment as the programme progresses.

In accordance with the guidance for directors on internal control ("The Turnbull Guidance"), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place in respect of the Burberry business throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process will be regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with The Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment

The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Audit Committee has delegated responsibility for considering operational, financial, compliance and other risks.

Specific consideration is given to the identification of risk factors, and the appropriate control measures for such factors, as part of the Group's annual budgeting cycle. The executive directors meet formally on a quarterly basis to re-evaluate these risk factors in the context of the then current environment and business activity.

Control environment and control activities

The Group consists of a number of trading units, each with its own management and control structure. These units report to the executive directors.

The Group has established procedures for the delegation of authorities for matters that are considered significant, either because of their value or the impact on the Group, to ensure that approval is considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already laid down or are being established in organisation or authority manuals. Policies and procedures cover key issues such as authorisation levels, segregation of duties, compliance with legislation and physical and data security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include a framework of internal control and the use of third party services to assist in monitoring specific issues. In addition, other approaches are taken, such as insurance and the use of treasury instruments to hedge specific foreign currency exposures.

Information and communication

The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results supported by commentary and performance measures is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indications of business performance.

A summary of risk factors and relevant control measures (identified as part of the budgeting cycle) is submitted by the executive directors to the Audit Committee at the beginning of each year. This report is updated at the half-year, and re-submitted to the Audit Committee.

The Audit Committee meets with both external and internal auditors, and can do so without the presence of executive directors, if it so chooses.

Monitoring

A range of procedures is used to monitor the effective application of internal control within the Group. These include management review, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews.

The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems.

Compliance with the Code Provisions

Unless otherwise stated above, the Company has complied with the provisions of the Code throughout the accounting period under review with the following further exceptions:

- The Code states that directors' notice or contract termination periods should be set at one year or less. Ms Bravo's service agreement dated 28 May 2002 was amended in June 2004, which had the effect of extending its initial fixed period by a year to 30 June 2006. Ms Bravo may terminate the agreement on six months' notice to expire on or after 30 June 2006. Burberry Limited (US) can terminate the agreement in certain circumstances as described on page 28. The Report on directors' remuneration and related matters sets out further details of Ms Bravo's service agreement.

- At the time of the IPO, Burberry adopted various share incentive schemes which are not compliant with the Code in certain respects. In particular, there are no performance conditions attached to the vesting of options and granting of awards under these schemes. The Company has ceased granting awards under these schemes with the exception of the Burberry Group plc Executive Share Option Scheme 2002, and other than to the extent past contractual commitments oblige it to do so, the Company does not intend to make any further awards under these schemes during the current financial year.

REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS

The Board presents its Report on directors' remuneration and related matters including details of Total Shareholder Return, Remuneration Policy and of Directors' Remuneration.

Remuneration Committee

The Remuneration Committee is chaired by Guy Peyrelongue and its other members are Philip Bowman, Caroline Marland and John Peace. The Remuneration Committee decides both the level and structure of executive directors' pay and monitors pay for senior management. The remuneration of the Chairman and non-executive directors is a matter reserved for the Board as a whole.

The Committee meets at least twice a year and holds additional meetings where necessary. During the year under review, the Committee held two scheduled meetings at which all members were in attendance. Pay decisions are made on the basis of advice or proposals prepared by the Chairman, the Chief Executive and the Director of Human Resources as appropriate.

In making its decisions, the Remuneration Committee has access to external advisers appointed on behalf of the Company. For the year to 31 March 2005, the Company's principal remuneration advisers were Kepler Associates. No other services were provided to the Company by Kepler. Supplementary analysis was carried out for the Committee by Mercer Human Resource Consulting.

Where appropriate, the Remuneration Committee will instigate consultation with major institutional Shareholders on remuneration matters.

The Combined Code on Corporate Governance published by the Financial Reporting Council in July 2003 ("the Code") requires that the Remuneration Committee should consist only of independent non-executive directors. John Peace was appointed as a member of the Remuneration Committee pursuant to the Relationship Agreement with GUS plc ("GUS") and is not independent for the purposes of the Code. However, the Company considers his presence on the Committee as being in Shareholders' interests overall given that GUS was, during the year under review, the beneficial owner of over 65% of the Company's Ordinary Shares ("Shares").

The Code states that the Remuneration Committee should determine the Chairman's remuneration, however this is currently a matter reserved for Board decision. The Company intends to review this area of non-compliance with the Code as part of the general review of the terms of reference of the Company's main Board Committees and the schedule of matters reserved for the Board.

Subject to the above exceptions, the constitution and operation of the Remuneration Committee are in compliance with the principles of good governance and Code of Best Practice, set out in the Listing Rules of the Financial Services Authority.

Total Shareholder Return

The following graph shows the total Shareholder return for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on 12 July 2002, the date of the IPO. The FTSE 100 Index has been selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on Burberry flotation date



Burberry
FTSE 100
£200
£180
£160
£140
£120
£100
£80
£60
£40
June 2002
September 2002
December 2002
March 2003
June 2003
September 2003
December 2003
March 2004
June 2004
September 2004
December 2004
March 2005

Remuneration Policy

The objectives of the Group's remuneration policy is to attract, motivate and retain exceptional talent to allow it to compete with the world's leading luxury brands.

The success of Burberry has drawn attention to the quality of our senior management and the Group needs strong retention tools. Furthermore, the majority of our management is from outside the UK.

Our remuneration policy is based on four tenets:

1. Base pay levels and bonuses are established on a market competitive basis.

2. Benefits are based on local market practice for each executive.

3. Performance-related incentives provide the opportunity to deliver substantial rewards for high performance.

4. Pay is closely aligned to Shareholders' interests and a substantial proportion of remuneration is delivered in Shares.

Remuneration packages are regularly reviewed against the agreed policy to ensure that they meet the overall objective.

Relative importance of elements of remuneration
The relative importance of the elements of each of the executive directors' remuneration is shown below based on base salaries, target annual bonuses and present fair values of long term incentives for the year to 31 March 2005.

Proportion of total compensation

Rose Marie Bravo


Base salary
Annual bonus
Long term incentives

Brian Blake


Base salary
Annual bonus
Long term incentives

Stacey Cartwright


Base salary
Annual bonus
Long term incentives

Implementation of policy
Burberry implements its remuneration policy as follows.

Base salary
To help determine salaries, external remuneration consultants provide data about market salary levels, and advise the Remuneration Committee accordingly. The Remuneration Committee also takes into account each director's contribution to the business during the year.

Annual bonus
Executive directors are eligible for an annual incentive of 50% of base salary for achieving targets and a maximum of 100% of base salary for substantially exceeding targets. Bonus entitlement, subject to the discretion of the Remuneration Committee, is calculated on a straight line basis from target through to maximum. The Remuneration Committee sets bonus targets by reference to agreed budgets and external expectations. Bonuses are currently based on growth in profit before tax and exceptional items.

Share incentives
The share incentive awards granted to Ms Bravo were initially determined prior to the IPO and reflected the requirements with regard to the incentivisation of the executive team at that time in the context of the IPO. The timetable under which some of Ms Bravo's awards and options vested was adjusted as part of the agreed extension of Ms Bravo's service agreement (see page 28 for further details).

The incentive awards to Stacey Cartwright and Brian Blake were made in accordance with the terms of their respective service agreements.

As reported in the Remuneration Report for the year ended 31 March 2004, the rules of the Co-Investment Plan were altered so as to increase the incentive and retention effect of the Plan. To achieve this, the maximum matching ratio that could be awarded at maximum performance was increased, during the financial year under review, from one to one (1:1), to two to one (2:1). The actual matching opportunity depends on the Company's performance.

Service agreements
Attracting and retaining the top talent in the global luxury brand business may require fixed term contracts and notice periods in excess of one year. However, Burberry will not offer notice periods of more than one year unless it is necessary. Termination payments reflect the circumstances of termination. If a director voluntarily resigns, the director will be entitled to his/her base salary and bonus to the extent earned. In circumstances where the Company dismisses the director for cause, no further payments will be made whether of salary or otherwise. Where a director is dismissed without cause the director will be protected against the financial consequences of such dismissal.

Save as described below, there are no service contracts with any director containing a notice or contract period of more than one year or provisions for pre-determining compensation on termination of any amount which exceeds one year's salary and benefits in kind.

The main terms on which each of the directors is (or, in the case of Thomas O'Neill, was) employed by a member of the Group are set out below.

Rose Marie Bravo
The terms of Ms Bravo's service agreement were negotiated in preparation for the IPO having regard to the need to incentivise her and, in particular, retain her services following the IPO – a matter of considerable concern to potential investors at that time.

Ms Bravo is employed by Burberry as Chief Executive under a service agreement dated 28 May 2002 and amended in June 2004 which had the effect of extending the initial fixed period by a year to 30 June 2006. As part of this extension, the Company adjusted the vesting schedule with respect to Ms Bravo's Shares awarded under the IPO Restricted Share Plan. A substantial part of Ms Bravo's share incentives including 2.5m Shares awarded under the IPO Restricted Share Plan, which would have vested in 2005 at the end of her employment do not now vest until July 2006 at the earliest. Accordingly, the vesting of one million Shares awarded to Ms Bravo under the IPO Restricted Share Plan was brought forward so that they vested a year earlier – in July 2004. From July 2005, Ms Bravo will be paid the cash equivalent of the dividends payable on 2.5m Shares held by her under the IPO Restricted Share Plan which now do not vest until July 2006 at the earliest.

Burberry may terminate Ms Bravo's service agreement with or without cause at any time without a notice period during and after the initial fixed period.

If the service agreement is terminated by Burberry without cause (an example of cause is gross misconduct) then it will continue to pay to Ms Bravo her base salary for the balance of the fixed period (or one year if longer); in lieu of an annual bonus, it will pay 50% of base salary for each full year and a pro rata portion thereof for each part year payable when such bonus would otherwise be paid. If Ms Bravo terminates the service agreement with good reason the termination is deemed to be termination by Burberry without cause. On termination of Ms Bravo's employment she will be reimbursed for reasonable relocation costs to the US. If any person acquires control of Burberry, including by acquiring 25% or more of the voting rights in Burberry, Ms Bravo can terminate her employment and such termination would be deemed to be by Burberry without cause.

If payments due to Ms Bravo are deemed of a level that would subject her to US federal excise tax under Section 280G (b)(2) of the US Internal Revenue Code 1986, Burberry Limited (US) will pay Ms Bravo an additional amount so that she will be in the same net after-tax position had the excise tax not been applied.

Pursuant to her service agreement Ms Bravo was granted options over Shares as set out on page 32. Ms Bravo is also entitled to be granted in 2005 an option over 833,333 Shares, under the Burberry Non-Approved Executive Share Option Scheme 2002. The exercise price of the option is the market value of a Share at the time of grant. If the service agreement is terminated, Ms Bravo's rights in respect of her award and options will be determined by the rules of the relevant share scheme except that her award and options will vest and become exercisable if the service agreement is terminated on or after 30 June 2006 in any circumstances, unless for cause.

Under the service agreement, and to strengthen the retention effect of the arrangements with Ms Bravo, a right was granted to her which operates as a deferred bonus and which is not payable until July 2006 at the earliest. In other words, instead of her share incentives, Ms Bravo can receive a cash payment of US$15m. Ms Bravo can exercise this right on or after 30 June 2006 on termination of her employment but this cash payment will be reduced (or may be extinguished) by an amount equal to the value already received on the vesting and exercise of her share incentives. To date, the value of incentives received is approximately US$11.8m. In addition, she can receive this cash payment before 30 June 2006 if either her employment is terminated by Burberry without cause or by Ms Bravo for "good reason" or if there is a Change in Control and she elects to terminate her employment.

Brian Blake
Mr Blake is employed as Group President and Chief Operating Officer by Burberry Limited (US) under a service agreement effective from 1 June 2004.

Under the terms of his service agreement Mr Blake was granted a number of share options. In addition to the options granted to Mr Blake and set out on page 32, Mr Blake was granted a nil-cost option over 231,640 Shares on the same terms as those granted under the Burberry Senior Executive IPO Restricted Share Plan except that such option shall be satisfied by market-purchased Shares. In accordance with the terms under which the option was granted, 50% of the option will become exercisable on 2 August 2007, 25% on 2 August 2008 and 25% on 2 August 2009.

On termination of his service agreement, Mr Blake's rights in respect of his share options will be governed by the rules under which the options are granted.

Mr Blake is entitled to participate in such long term incentive arrangements and share option schemes as the Remuneration Committee may determine having regard to his position and performance.

Burberry may terminate Mr Blake's appointment by giving not less than 12 months' written notice. Mr Blake may terminate his employment by giving not less than six months' written notice.

Stacey Cartwright
Stacey Cartwright is employed by Burberry as Chief Financial Officer under a service agreement dated 17 November 2003. Her term of appointment commenced on 1 March 2004.

Ms Cartwright was granted an award over, and options to acquire, Shares as set out on pages 32 and 33. On termination of her service agreement, Ms Cartwright's rights in respect of her share awards and options will be governed by the rules of the relevant share schemes.

Ms Cartwright is entitled to participate in such long term incentive arrangements and share option schemes as the Remuneration Committee may determine having regard to her position and performance.

Burberry may terminate Ms Cartwright's appointment by giving 12 months' written notice. Ms Cartwright may terminate her employment by giving six months' written notice.

Thomas O'Neill
As reported last year, Mr O'Neill resigned as a director of the Company with effect from 1 July 2004 and ceased to be employed by the Group with effect from 31 July 2004.

Mr O'Neill was employed as President Worldwide by Burberry Limited (UK) and by Burberry Limited (US) under service agreements dated 20 June 2002.

Details of awards and options over Shares held by Mr O'Neill during the financial year are set out on pages 31 and 32.

Following Mr O'Neill's resignation as an employee, all his rights which had not vested in respect of the IPO Restricted Share Plan, the IPO Option Scheme and the 2002 Share Option Scheme lapsed.

Non-executive directors
Guy Peyrelongue and Philip Bowman were each appointed as non-executive directors of the Company on 21 June 2002. Caroline Marland was appointed as a non-executive director of the Company on 21 January 2003. These directors have been appointed for an initial three-year term after which they may continue to serve for a maximum period of six years, subject to six months' notice by either party.

Each director is paid a basic fee of £40,000 per annum. An additional fee of £7,500 per annum is paid to each of the Chairman of the Remuneration and Audit Committees.

John Peace, Group Chief Executive of GUS, was appointed to the Board of the Company on 7 June 2002 as Non-executive Chairman. David Tyler, Group Finance Director of GUS, was formally appointed as a non-executive director of the Company on 7 June 2002 having been a director since late 1997. Messrs Peace and Tyler have been appointed for an initial three-year term after which they may continue to serve for a maximum period of six years, subject to six months' notice by either party. Neither John Peace nor David Tyler receives fees in respect of their appointments. Instead, in accordance with the Relationship Agreement, the Remuneration Committee has agreed that the Company will pay annual fees of £100,000 in the case of John Peace, and £40,000 in the case of David Tyler, to GUS.

As part of the shareholding policy of the Company, non-executive directors are expected to acquire £6,000 in Shares in each year of their appointment. The Shares must be held for three years from purchase, or, if longer, for the duration of a director's time on the Board.

External appointments
The Company recognises that executive directors may be invited to become non-executive directors of other companies and that such appointments can broaden their knowledge and experience, to the benefit of the Company. Ms Bravo served as a non-executive director of Tiffany & Co and The Estée Lauder Companies Inc during the year, as a result of which the following remuneration was received and retained by her.

Tiffany & Co.	$65,000 (£35,169) and an option to acquire 10,000 shares at a price equal to their market value on the date on which the option was granted.
The Estée Lauder Companies Inc	$73,500 (£39,768) and stock units (with dividend entitlement) in respect of 597.11 shares, which units shall be paid out in shares when Ms Bravo ceases to act as a director of the company. Ms Bravo was also granted an option to acquire 5,000 shares at a price equal to their market value on the date on which the option was granted.

Directors' Remuneration

The remuneration of the directors of Burberry Group plc in the period 1 April 2003 to 31 March 2005 is described below.

Total remuneration
The table below summarises the total remuneration of the directors of the Company in the period 1 April 2003 to 31 March 2005:

	Total aggregate emoluments £'000	Total contribution to defined contribution pension schemes £'000	Total amounts received under long term incentive plans £'000	Total £'000
Executive Remuneration	3,751	32*	–	3,783
Non executive remuneration/fees	276	–	–	276
Year to 31 March 2005	**4,027**	**32***	**–**	**4,059**
Year to 31 March 2004	3,809	61*	–	3,870

*These figures do not include deemed contributions under the Supplemental Executive Retirement Plans, see page 37.

Aggregate emoluments by director

	Salary	Allowances paid in cash	Total of salary and allowances	Bonus	Benefits	Aggregate emoluments	
Rose Marie Bravo	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2005	1,646	717(1)	2,363	1,317(2)	153	3,833	2,074
Year to 31 March 2004	1,568	94(1)	1,662	1,568	337(1)	3,567	2,104
Brian Blake(5)	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2005	663	316	979	530(2)	9	1,518	821
Year to 31 March 2004	–	–	–	–	–	–	–
Stacey Cartwright	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2005	350	72	422	280(2)	4	n/a	706
Year to 31 March 2004	29	6	35	29	–	n/a	64
Thomas O'Neill(6)	$'000	$'000	$'000	$'000	$'000	$'000	£'000
Year to 31 March 2005	189	71	260	–	16(3)	276	150
Year to 31 March 2004	567	196	763	284	28	1,075	634
Total	£'000	£'000	£'000	£'000	£'000		£'000
Year to 31 March 2005	1,702	669	2,371	1,279	101	n/a	3,751
Year to 31 March 2004(4)	1,648	187	1,835	1,481	217	n/a	3,533

(1) As part of the agreement to retain Ms Bravo's services by extending the initial fixed term of her service agreement until 30 June 2006, it was agreed to increase Ms Bravo's accommodation and travel allowances and also to pay these in Sterling rather than US Dollars. Notwithstanding these changes, Ms Bravo's aggregate emoluments expressed in Sterling have decreased by £30,000. Until 2 November 2003, the cost of Ms Bravo's accommodation was paid directly by Burberry and included in the figure disclosed as 'Benefits'. From that date to 31 March 2003, Ms Bravo was reimbursed in cash for her accommodation costs. From 1 April 2004, Ms Bravo has been paid a housing allowance which is included in the figure disclosed as 'Allowances paid in cash'.

(2) Under the terms of the Co-investment Plan, directors will be given the opportunity to apply some or all of their 'Net' bonus to purchase shares in Burberry Group plc.

(3) Benefits for Tom O'Neill include amounts paid for full year.

(4) Figures disclosed include amounts relating to former directors of the Company (£731,000).

(5) Emoluments for Brian Blake are based from the time he joined the Company on 1 June 2004.

(6) Emoluments for Tom O'Neill are based on the period from 1 April 2004 to 31 July 2004.

Non-executive directors

	Fees 2005 £'000	Fees 2004 £'000
John Peace*	100	100
Philip Bowman	48	48
Guy Peyrelongue	48	48
Caroline Marland	40	40
David Tyler*	40	40
Total	**276**	**276**

*The fees for John Peace (Chairman) and David Tyler are paid to GUS.

Salaries and allowances
Mr O'Neill was paid an overseas allowance. Brian Blake's allowances include the cash equivalent of a company car and a housing allowance. Stacey Cartwright's allowances include the cash equivalent of a company car.

Mr Blake receives, by way of additional remuneration, an annual contribution equal to 20% of his base salary in lieu of pension contributions.

The Company makes an annual contribution equal to 20% of Ms Cartwright's base salary to such personal pension plan as she may nominate. To the extent this exceeds Inland Revenue limits the excess is paid as additional remuneration and is disclosed in the table of 'Aggregate emoluments by director' within 'Allowances paid in cash'.

Benefits
Benefits for executive directors include, a company car, allowances, private medical insurance and legal expenses.

Rose Marie Bravo receives an expatriate package commensurate with her position as Chief Executive. This includes the cost of accommodation whilst in London and appropriate travel costs.

Share incentive schemes
Details of the market price of the Company's Ordinary Shares are shown in the table below.

Period to 31 March	2005	2004
At the period end	409p	357p
Highest price during the period	418p	410p
Lowest price during the period	344p	216p
(Offer price at IPO: 230p)		

The Burberry IPO Senior Executive Restricted Share Plan ("the IPO RSP")
On 11 July 2002 awards were made to executive directors, serving at the time, under the IPO RSP in respect of services provided prior to the IPO. This was a one-off plan in order to retain senior executives, before and following the IPO. As the awards were made in respect of services provided prior to the IPO, no performance criteria were attached to the awards.

The interests of the executive directors of Burberry Group plc, who served during the financial year, in Shares held under the IPO RSP as at 31 March 2005 were as follows.

	Number of Shares awarded						
	As at 31 March 2004	Lapsed during the year	Exercised during the year	As at 31 March 2005	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	2,500,000	–	(1,000,000)*	1,500,000	nil	11/07/2005	11/07/2012
	1,250,000	–	–	1,250,000	nil	11/07/2006	11/07/2012
	1,250,000	–	–	1,250,000	nil	11/07/2007	11/07/2012
Thomas O'Neill	154,447	(154,447)	–	–	nil	11/07/2005	11/07/2012
	77,223	(77,223)	–	–	nil	n/a	n/a
	77,224	(77,224)	–	–	nil	n/a	n/a

*Ms Bravo's 1,000,000 Restricted Stock vested at a price of 379.5p on 29 July 2004.

The Burberry Senior Executive IPO Share Option Scheme ("the IPO Option Scheme")
On 11 July 2002, options were granted to executive directors, serving at the time, under the IPO Option Scheme in respect of services provided prior to the IPO. This was a one-off plan in order to retain senior executives, before and following the IPO. As the grants were made in respect of services provided prior to the IPO, no performance criteria were attached to the awards.

The interests of the executive directors, who served during the financial year, in options granted under the IPO Option Scheme as at 31 March 2005 were as follows.

	Number of Shares under option						
	As at 31 March 2004	Lapsed during the year	Exercised during the year	As at 31 March 2005	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	833,333	–	(833,333)	–	230p	11/07/2004	11/07/2012
	833,334	–	–	833,334	230p	11/07/2005	11/07/2012
Thomas O'Neill	102,964	–	(102,964)	–	230p	11/07/2003	11/07/2012
	102,964	–	(102,964)	–	230p	11/07/2004	11/07/2012
	102,966	(102,966)	–	–	230p	n/a	n/a

The market price when Rose Marie Bravo exercised her options was 379p.

The market price when Thomas O'Neill exercised his options was 383p.

The Burberry Group plc Executive Share Option Scheme 2002
During the year to 31 March 2005 the executive directors of Burberry Group plc were granted options under this scheme which was adopted at the time of the IPO. No performance criteria are attached to the awards as their primary purpose is retention and the majority of participants is from overseas. These grants were made pursuant to obligations under each director's service agreement.

The interests of the executive directors, who served during the financial year, in options granted under this scheme as at 31 March 2005 were as follows.

	Number of Shares under option						
	As at 31 March 2004	Granted/ (Lapsed) during the year	Exercised during the year	As at 31 March 2005	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	277,778	–	(277,778)	–	258p	12/06/2004	12/06/2013
	277,778	–	–	277,778	258p	12/06/2005	12/06/2013
	277,777	–	–	277,777	258p	12/06/2006	12/06/2013
		277,778	–	277,778	378p	02/08/2005	02/08/2014
		277,778	–	277,778	378p	02/08/2006	02/08/2014
		277,777	–	277,777	378p	02/08/2007	02/08/2014
Brian Blake	–	77,214	–	77,214	378p	02/08/2005	02/08/2014
	–	77,214	–	77,214	378p	02/08/2006	02/08/2014
	–	77,212	–	77,212	378p	02/08/2007	02/08/2014
Stacey Cartwright	–	61,729	–	61,729	378p	02/08/2005	02/08/2014
	–	61,729	–	61,729	378p	02/08/2006	02/08/2014
	–	61,727	–	61,727	378p	02/08/2007	02/08/2014
Thomas O'Neill	29,234	–	(29,234)	–	258p	12/06/2004	12/06/2013
	29,234	(29,234)	–	–	258p	n/a	n/a
	29,232	(29,232)	–	–	258p	n/a	n/a

The market price when Rose Marie Bravo exercised her options was 379p.

The market price when Thomas O'Neill exercised his options was 383p.

The Burberry 2004 Senior Executive Restricted Share Plan ("the 2004 RSP") and the Burberry Group plc Share Incentive Plan ("the SIP")
On 2 August 2004 awards were made under the 2004 RSP, which was approved by Shareholders at the 2004 Annual General Meeting. The 2004 RSP was established in order to attract, retain and motivate senior executives over a period which extends beyond the vesting dates of the awards made under the IPO RSP.

Awards made under the 2004 RSP will only vest if Burberry achieves stretching profit growth targets and outperforms its peers.

The peer group comprises the following 19 companies: Barneys New York, Bulgari, Christian Dior, Coach, Compagnie Financiere Richemont, Hermes, Hugo Boss, IT Holding, LVMH Louis Vuitton Moët Hennessey, Movado, Neiman-Marcus, Pinault-Printemps-Redoute, Polo Ralph Lauren, Saks, Swatch, Tiffany, Tod's, Tommy Hilfiger and Waterford Wedgwood.

The performance targets are based 50% on the Company's Total Shareholder Return ("TSR") relative to its peer group and 50% on three year growth in profit before tax ("PBT"). One quarter of awards will vest if TSR performance exceeds the median for the selected peer group and PBT growth is 5% or more. Awards will vest in full if TSR performance exceeds the 75th percentile for the selected peer group and PBT growth is more than 15%. Both of these performance conditions apply over a three-year performance period.

To the extent the performance conditions are met, 50% of each award will vest after three years. The remaining 50% will vest in two equal tranches on the fourth and fifth anniversaries of the award date.

On 20 August 2004, all qualifying employees based in the UK were awarded free Shares under the rules of the SIP, a plan that was adopted at the time of the IPO. Awards were made under this plan to acknowledge employees' contribution in achieving strong business results.

Since Ms Cartwright is the only director in receipt of awards under the 2004 RSP and the SIP, her interests in such Shares as at 31 March 2005 were as follows.

	Number of Shares awarded					
	As at 31 March 2004	Granted during the year	As at 31 March 2005	Exercise price	Vesting date	Expiry date
2004 RSP	–	46,296	46,296	nil	02/08/2007	02/08/2014
	–	23,148	23,148	nil	02/08/2008	02/08/2014
	–	23,148	23,148	nil	02/08/2009	02/08/2014
SIP	–	800	800	nil	20/08/2007	*

*No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

GUS share option schemes

During the year to 31 March 2002, Ms Bravo and Mr O'Neill were given the opportunity to participate in the GUS plc Approved and Non-Approved Executive Share Option schemes under which options in respect of GUS plc ordinary shares of 25p ("GUS shares") were granted.

The options were granted in accordance with the scheme rule that annual option grants to any individual should not be in respect of shares with a value in excess of basic annual salary, or twice basic annual salary in exceptional circumstances.

The options may be exercised if GUS plc's adjusted earnings per share over a period of three consecutive financial years have increased by an average of at least 4% per annum more than the growth in the Retail Prices Index. This performance condition was achieved.

The exercise price represents the average of the middle market quotations of a GUS share as derived from the Daily Official List of The London Stock Exchange for the three immediately preceding dealing days to the date on which options were granted.

The market price of GUS shares during the period is shown in the table below:

Year to 31 March	2005	2004
At the year end	912p	749p
Highest price during the year	989p	791p
Lowest price during the year	740p	490p

The interests of the executive directors of Burberry Group plc, who served during the financial year, in options to acquire GUS shares granted under the GUS plc 1998 Approved and Non-Approved Executive Share Option schemes as at 31 March 2005 were as follows:

	Number of GUS shares under option						
	As at 31 March 2004	Lapsed during the year	Exercised during the year	As at 31 March 2005	Exercise price	Vesting date	Expiry date
Rose Marie Bravo	356,747	–	(300,000)	56,747	612.7p	11/06/2004	11/06/2011
Thomas O'Neill	119,624	(119,624)	–	–	635p	n/a	n/a

The market price when Ms Bravo exercised her options was 842p.

The Company's Register of Directors' Interests contains full details of directors' shareholdings and options.

Gains made by directors on share options and awards

The table below shows gains made by individual directors from the exercise of Burberry and GUS share options, together with the gain from the exercise of IPO RSP awards, during the year to 31 March 2005. The gains are calculated as at the exercise date.

	Year to 31 March 2005 £'000
Rose Marie Bravo	6,061
Thomas O'Neill	352
Total gains on share options and awards	**6,413**

Gains made by John Peace and David Tyler, in the year to 31 March 2005, on the exercise of options to acquire, and awards over, GUS shares are disclosed in the Annual Report of that company.

Deferred bonus

On 28 May 2002 Rose Marie Bravo was granted a right to receive a cash payment of US$15m reduced by the value received in respect of her share awards and options. Further details of this are set out on page 28.

Directors' interests

The beneficial interests of the directors of the Company in the Ordinary Shares of Burberry Group plc are shown below.

	Holdings of Ordinary Shares as at 31 March 2005	Holdings of Ordinary Shares as at 31 March 2004
Rose Marie Bravo	50,000	50,000
Brian Blake	–	–
Stacey Cartwright	10,000*	10,000
John Peace	50,000	16,000
Philip Bowman	20,000	20,000
Guy Peyrelongue	6,522	6,522
David Tyler	16,000	16,000
Caroline Marland	8,000	8,000

*This excludes 800 free Shares granted under the SIP (see page 33 for further details).

There are no non-beneficial interests.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust"), John Peace, David Tyler, Rose Marie Bravo, Brian Blake and Stacey Cartwright are deemed to be interested in the Ordinary Shares of 0.05p each in Burberry Group plc held by the Trust. The Trust held 6,045,986 such shares as at 31 March 2005.

In addition, as at 31 March 2005 Rose Marie Bravo and Stacey Cartwright were each interested in one share of €15 in Burberry France S.A. and Stacey Cartwright had an interest in one share of Swiss Fr 1,000 in Burberry (Suisse) S.A. These shares were held in order to comply with the provisions of the Articles of Association of those companies. The share capital of Burberry France S.A. consists of 208,560 shares and the share capital of Burberry (Suisse) S.A. consists of 500 shares.

There has been no change in the above interests between 31 March 2005 and 18 May 2005.

The beneficial interests of the directors in GUS shares are shown below:

	Holdings of GUS shares		Options to acquire GUS shares under the GUS Share Option Scheme				Options to acquire GUS shares under the GUS SAYE Share Option Scheme[1]	
	As at 31 March 2004	As at 31 March 2005	As at 31 March 2004	Options (lapsed)/ granted during the year	Options exercised during the year	As at 31 March 2005	As at 31 March 2004	As at 31 March 2005
Rose Marie Bravo	10,000	10,000	356,747	–	(300,000)	56,747	–	–
Brian Blake	–	–	–	–	–	–	–	–
Stacey Cartwright	–	–	–	–	–	–	–	–
John Peace	245,109[2]	294,154[2]	399,020	93,919	–	492,939	4,394	4,394
Philip Bowman	4,000	4,000	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–	–	–
David Tyler	153,466[2]	182,893[2]	309,842	58,082	(189,474)	178,450	4,394	4,394
Caroline Marland	–	–	–	–	–	–	–	–

[1] No options under the GUS SAYE Share Option Scheme have lapsed during the year.

[2] These holdings include the Invested Shares purchased under the terms of the GUS Co-investment Plan referred to on page 36.

	GUS shares under the GUS Performance Share Plan				GUS shares under the GUS Co-investment Plan	
	As at 31 March 2004	Shares awarded during the year	Shares released during the year	As at 31 March 2005	As at 31 March 2004	As at 31 March 2005
Rose Marie Bravo	–	–	–	–	–	–
Brian Blake	–	–	–	–	–	–
Stacey Cartwright	–	–	–	–	–	–
John Peace	252,129	93,919	(48,963)	297,085	383,758*	550,014*
Philip Bowman	–	–	–	–	–	–
Guy Peyrelongue	–	–	–	–	–	–
David Tyler	148,930	58,082	(28,562)	178,450	224,109*	323,863*
Caroline Marland	–	–	–	–	–	–

*GUS plc directors, including John Peace and David Tyler, are given the opportunity to defer receipt of their annual bonus and have it invested in GUS shares. Shares so purchased on behalf of these directors, applying the bonus reported in last year's GUS Annual Report, are included in the number of shares beneficially held by John Peace and David Tyler as disclosed in the table on page 35. Matching shares under these arrangements, which are included in the figures disclosed above, are not released until the expiry of a three-year period and the right to these shares is forfeited if a director resigns from GUS before then.

John Peace, Rose Marie Bravo, Stacey Cartwright, Brian Blake and David Tyler are, together with other employees of the GUS group, discretionary beneficiaries under the GUS plc ESOP Trust ("the Trust") and, as such, each director is deemed to be interested in the 11,903,897 ordinary shares in GUS held by the trustee of the Trust.

There has been no change in the above interests between 31 March 2005 and 18 May 2005.

Directors' Pension Entitlements

Rose Marie Bravo

US pension scheme
Pension contributions are made to a Section 401(k) scheme operated by Burberry in the US for Ms Bravo. The cost of providing this was $16,500 (£8,928) in the year to 31 March 2005 (2004: $14,500 (£8,553)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Ms Bravo.

This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(K) scheme.

As a result of the agreement to retain Ms Bravo's services by extending the initial fixed term of her service agreement until 30 June 2006, the additional amount reserved by the Group was increased from 30% to 30.45% of Ms Bravo's base salary with an additional 0.45% of the aggregate of allowances paid in cash, annual bonus and gross proceeds realised from the exercise of share options and vesting of awards during the financial year also being reserved.

The pension benefits earned by Ms Bravo during the year to 31 March 2005 are set out in the table below.

Brian Blake

The Group makes a contribution to Mr Blake in lieu of pension contributions, see page 31 for further details.

Stacey Cartwright

The Group makes an annual contribution equal to 20% of Ms Cartwright's base salary to such personal pension plan as she may nominate. To the extent this exceeds Inland Revenue limits the excess is paid as additional remuneration. The cost of providing this additional pension arrangement is set out below:

	Year to 31 March	
	2005 £'000	2004 £'000
Stacey Cartwright	20	2

Thomas O'Neill

US pension scheme
During the year to 31 March 2003 Mr O'Neill became eligible to join the Section 401(k) Scheme operated by Burberry in the US. The cost of providing this scheme was $5,500 (£2,976) in the year to 31 March 2005 (2004: $14,500 (£8,553)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Mr O'Neill.

This Plan is an unfunded arrangement into which notional contributions are paid. Interest is earned on the Plan at the same rate as the guaranteed interest fund for the US 401(K) scheme.

The additional amount reserved by the Group was based on 20% of Mr O'Neill's base salary. Following his resignation on 31 July 2004, Mr O'Neill received a payment of $328,658 representing the closing balance of his Supplemental Executive Retirement Plan.

Details of the pension benefits earned by Ms Bravo and Mr O'Neill under their Supplemental Executive Retirement Plans during the year to 31 March 2005 and the pension benefits earned by Mr O'Neill during the year to 31 March 2005 are set out in the table below:

	Accrued benefit						Transfer value of accrued benefit			
	As at 31 March 2004 $'000	Gross increase $'000	Increase net of inflation $'000	Transferred during the year $'000	As at 31 March 2005 $'000	Transfer value of increase in accrued benefit $'000	As at 31 March 2004 $'000	Change during the year $'000	Transferred during the year $'000	As at 31 March 2005 $'000
Rose Marie Bravo	1,218	620	582	–	1,838	620	1,218	620	–	1,838
Thomas O'Neill	286	43	38	329	–	43	286	43	329	–
Total	**1,504**	**663**	**620**	**329**	**1,838**	**663**	**1,504**	**663**	**329**	**1,838**
	£'000				£'000		£'000			£'000
Total	**817**				**994**		**817**			**994**

Note: US annual inflation rate of 3.11% has been used.

Audit statement
In their audit opinion on page 43, PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report:

- the disclosures under the headings "Total remuneration", "Aggregate emoluments by director" and "Non-executive Directors" on pages 30 and 31;

- the disclosures under the heading "Share incentive schemes" on pages 31 to 33; and

- the disclosures under the heading "Directors' pension entitlements" on pages 36 and 37.

Approved by the Board and signed on its behalf by:



Michael Mahony
General Counsel and Secretary

23 May 2005

For Burberry Group, corporate social responsibility ("CSR") involves managing those social, environmental and ethical issues that if managed improperly could pose a threat to the Group's assets, reputation and the Burberry brand. Conversely, good management in many of these areas, for example the environment, has been proven to have direct financial benefit. The principal CSR issues relating to the Burberry Group are identified as:

- Product Quality – providing products of the appropriate quality commensurate with the Group's position as an international supplier of luxury goods, including the responsible sourcing and marketing of products;
- Customer Service – serving customers, both retail and wholesale, to their complete satisfaction;
- Working Environment – providing a working environment that is conducive to the recruitment and retention of the widest possible range of talented staff, and which is a safe and healthy place to work;
- Business Partners and Supply Chain – appropriate labour, environmental and social practices in the Group's supply chain and business partners;
- Environment – improving the Group's environmental performance to increase operational efficiency and to reduce environmental impact; and
- Community Affairs – developing strong relationships in our chosen communities in support of our business objectives, by using the Group's unique assets to benefit society.

The management of CSR

Overall responsibility for CSR matters rests with Michael Mahony, the Company Secretary. He is responsible for ensuring that the Board is aware of the relevant CSR issues facing the Group and, together with the support of a CSR Committee, ensures that systems are in place to identify and manage risks within the CSR arena.

Responsibilities for specific CSR matters are assigned, where possible, to the appropriate functional staff. The CSR Committee is comprised of these individuals, with responsibility for: environment, health and safety, human resources, supply chain and licensees, charitable and community activity, wholesale and retail customers and internal audit. It is assisted by a specialist firm with expertise in CSR. The Committee meets with the objective of considering emerging CSR issues, proposing activity, sharing information on activity underway and co-ordinating disclosure and reporting. The Board has approved the CSR Policy and a formal report is made on an annual basis. Information on the Group's CSR performance is collected annually, the exercise being co-ordinated by the CSR Committee. Much of this information (for example environmental performance data, data on customer satisfaction, human resource data, supply chain audits etc) is derived from existing management systems in the business and the environmental performance data is subject to third-party review by independent consultants. Unless stated explicitly otherwise, all of the disclosures can be taken to apply to the Group's operations internationally. The final version of the CSR disclosures is formally approved by the relevant individuals from the CSR Committee and by the Company Secretary.

Policies and procedures

The Group has developed a formal policy on CSR, extracts from which are reproduced in the relevant sections below. A number of other specific policies exist (for example on Health and Safety, Equal Opportunities, Environment, Code of Business Principles etc). In the past year, work has commenced on enhancing Group policies and compliance with these is subject to testing via the work of the internal audit department.

Products and customers

Policy statement: "We aim to win and keep customers through the quality of our product and service. We do not bribe to obtain or keep business. We only pay a bona fide commission. We respect our customers' requirements and keep their secrets."

Meeting and surpassing the expectations of our wholesale and retail customers encourages brand loyalty, maintains our reputation and contributes to increased sales. The need to ensure a high quality customer experience at every stage of the sales process is a key objective for Burberry. This need is embedded within the business's systems, policies and processes from our branding policy, fabric guide manual and wearer trial policy, through to the measurement of customer satisfaction.

All retail customer queries and complaints from around the world are managed locally by the relevant store and in addition there is a central Retail Customer Service Department in London which deals with queries arising from products purchased within Europe. Wholesale customer service issues are dealt with via our global network of wholesale showrooms and offices and through our Head Office Sales and Administration Services Departments.

The monitoring of customer service is performed in a number of ways including the use of mystery shoppers at retail premises and more in-depth market research initiatives. In the United Kingdom we have broadened our processes for monitoring customer complaints which we continue to experience at an acceptably low level. Over the following year we will be extending these monitoring processes to cover complaints made in our US, Spanish and Asian operations.

The working environment

Policy statement: "All decisions about people's employment are based solely on an objective assessment of their suitability for the job. We reward and develop employees according to performance and skills within the context of business needs."

Some of the year's developments in this area include:

Recruitment
Recruitment into our retail sites is now being aided by a number of close relationships we have with schools located in the communities near our London stores. The stores offer work experience and placements for 16 year olds helping to aid their career development and improve their skills whilst providing us with a much needed source of employees.

Recruitment and training workshops are being prepared for Burberry managers which are designed to reinforce adherence to company policies and to ensure that commitment to equal opportunities and anti-discrimination procedures are followed.

Induction
All contracts for new employees in the UK now include the Company's Global Policies and Ways of Working Document and the Burberry Code of Business Principles. We have also developed a new "Welcome to Burberry" induction programme for Wholesale employees: This half-day programme provides employees with an understanding of the Group's business, its performance and culture, and emphasises our values and Code of Business Principles.

Policies
We now have a comprehensive set of employment policies. A revised policy on whistleblowing is being rolled out by the Internal Audit Department which will use a high profile internal campaign to promote its take-up.

Business partners and supply chain

Policy statement: "We treat our business partners according to our contractual agreements and pay when due. We do not accept any gift or entertainment, which might – or might be seen to – put us under any obligation to the giver."

Supply chain issues within the apparel sector provide both direct and indirect threats to Burberry's reputation. The process of acquiring new suppliers includes completion of a supplier evaluation. Following this, risk assessments are carried out on the basis of which audits may be performed to ensure that any emerging issues are kept under review. Such issues may include key supply chain risks and more general environmental and health and safety assessments. The assessments then become the focus of assurance and audit activity. Over the long term we are committed to work in partnership with suppliers and licensee businesses.

The most significant developments of the year can be summarised as follows:

Direct Supplier Audits
Over the last year, primary audits were carried out on 14 factories which were selected following a risk assessment. 12 of these will be subject to a further audit to ensure recommended actions have been taken. We currently have 35 visits scheduled for the coming year.

Licensee Audits
During the year, 29 factories identified following risk assessment were the subjects of audit visits, 12 of which are to be visited again for re-auditing evaluation.

Awareness raising
We have continued to work with all direct suppliers and licensees to increase the awareness of Social, Ethical and Environmental issues.

Environmental Performance

Policy statement: "Burberry respects the environment and the local communities within which it does business. As far as possible we will minimise our environmental impact."

Burberry's direct environmental impacts continue to be the consumption of energy (electricity, gas, oil, and vehicle fuel) in its buildings, in the manufacturing and distribution of products, solid waste produced on site and the consumption of raw materials. Performance in these areas is managed by the environment committee. The committee comprises operational staff with responsibility for operational management across the business. This committee's work has been effective in ensuring Burberry's efficient use of resources in the UK, and in making recommendations to other Group companies. Data reporting has now been extended to cover Asia and Korea in addition to Spain and the US.

Energy

Year to 31 March	UK energy use Million kWh	UK energy use kWh/£1000 of sales	US and Spain energy use Million kWh	Asia and Korea energy use Million kWh
2000	31.3	136.1	n/a	n/a
2001	36.6	86.1	n/a	n/a
2002	32.5	65.1	n/a	n/a
2003	30.2	50.8	n/a	n/a
2004	29.1	43.2	16	16
2005	**28.1**	**39.2**	**17**	**15**

The increase in energy consumption experienced in the US and Spain is directly attributable to growth in the business in the US. This is the first full year of electricity consumption for two new sites opened in 2003 in addition to which we have opened a number of new stores.

In the past year, Burberry has increased its warehouse capacity to match the growing demand from our customers. This has given us the opportunity to take a number of energy efficiency measures, such as the inclusion of motion sensing lights in the warehouse aisles. We have subjected our recently acquired factory in Rotherham to an energy review and will be considering some of the recommendations for improved efficiency. We are particularly pleased with the progress of the retail stores under our direct control as they achieved energy savings of 14.7% during the year.

Materials and waste

Burberry in both the UK and Spain reports on its use of packaging under the Producer Responsibility Obligations. We are proactively working to reduce this impact and during the year a number of new initiatives were introduced. We now reuse inbound cartons from suppliers for shipping orders to our retail warehouse and distribution from this warehouse to the UK retail stores is now performed using reusable tote boxes. Two of our wholesale sites are trialling the use of cardboard balers in order to aid the treatment and collection of this material.

Year to 31 March	UK packaging use Tonnes	UK packaging use Kg/£1,000 of sales	US and Spain packaging use Tonnes	Asia and Korea packaging use Tonnes
2002	635	1.3	n/a	n/a
2003	718	1.2	n/a	n/a
2004	703	1.0	908	n/a
2005	**731**	**1.0**	**812**	**83**

Year to 31 March	UK Transit packaging Tonnes	UK Transit packaging use Kg/£1,000 of sales	US and Spain Transit packaging Tonnes
2002	438	0.88	n/a
2003	538	0.91	n/a
2004	525	0.78	n/a
2005	**520**	**0.73**	**386**

Product Transportation

This is now the second year in which we have attempted to divert distribution between our main storage facilities from air to sea freight. This results in significant cost and environmental savings. Although this move to slower distribution methods is set against a 'just in time' industry background; our careful planning and customer education work has allowed this change to be made without adversely affecting the performance of the business. This year we diverted a further 29 tonnes of product away from air freight making a total of 183 tonnes of product shipped by sea. The saving of carbon dioxide remained unchanged from last year; some 650 tonnes, as many of these products were shipped shorter distances than in the previous year. In the current financial year we expect both of these indicators to improve as we continue to extend the range of locations that we ship to.

We have also reduced unnecessary shipping to our principal UK warehouse by increasing the proportion of product shipped directly from our suppliers to our globally dispersed storage facilities. Over the next year we are aiming to further increase the proportion of product shipped directly from the supplier and further encourage the use of sea freight over air freight.

Fostering relationships within the community

Policy statement: "We observe the laws of the countries in which we trade and act in a manner consistent with our objective of being a good corporate citizen."

During the past year, we have continued to develop and implement our global charitable giving policy which focuses on four areas:

- Education, with particular emphasis on fashion and textile design programmes;
- Medical research and awareness programmes;
- Humanitarian issues; and
- The arts.

We continue to recognise and support projects which nurture the future talent of the fashion industry. We do this by contributing to organisations such as Textprint (a charity whose aim is to link the best newly graduated textile designers with industry) and educational establishments such as the Royal College of Art and the Central St Martins College of Art and Design.

During the past year, we have pledged our support for various medical research and awareness programmes, including Cancer Research UK (the world's leading cancer research charity), the National Multiple Sclerosis Society and the American Cancer Society.

We maintained our charitable support of breast cancer research and awareness through sales of a special edition trench coat, scarf and handbag. In total, over £142,000 of the sales proceeds received from customers was given to the UK Breakthrough Breast Cancer Charity and The Breast Cancer Research Foundation in the US, as well as Breast Cancer charities in France and Asia.

Humanitarian issues have been of great importance this year. Following the Tsunami disaster, a cash donation of over £100,000 was made to the Tsunami Relief Fund (DEC) which ensured that funds reached those most in need of support. Events to raise additional funds for the Tsunami Appeal also took place in London and Hong Kong.

In order to continue our support of Arts projects we have donated funds to the Hockney Collection, housed in the San Francisco Museum of Performance and Design. This donation also has an educational aspect, with a portion of funds contributing towards the museum's programme of cultural events.

During the year to 31 March 2005, the Group donated, in cash, a total of £346,423 to charitable causes including the one-off donation of £100,000 to the Tsunami Relief Fund (charitable donations during the year to 31 March 2004: £198,000).

STATEMENT OF DIRECTORS' RESPONSIBILITIES

Company law requires the directors to prepare financial statements for each financial year that give a true and fair view of the state of affairs of the Company and the Group and of the profit or loss of the Group for that period.

In preparing those financial statements the directors are required to:

- select suitable accounting policies and then apply them consistently;

- make judgements and estimates that are reasonable and prudent;

- state whether applicable accounting standards have been followed, subject to any material departures disclosed and explained in the financial statements; and

- prepare the financial statements on the going concern basis, unless it is inappropriate to presume that the Group will continue in business.

The directors confirm that they have complied with the above requirements in preparing the financial statements.

The directors are responsible for keeping proper accounting records that disclose with reasonable accuracy at any time the financial position of the Company and the Group and to enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and the Group and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Company has a website (www.burberry.com) which contains information on Group activities and published financial results. The work carried out by the auditors does not involve consideration of the maintenance and integrity of the website and accordingly the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented in the website. The maintenance and integrity of this website is the responsibility of the directors. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

REPORT OF THE AUDITORS

Independent auditors' report to the members of Burberry Group plc

We have audited the financial statements which comprise the profit and loss account, the balance sheet, the cash flow statement, the statement of total recognised gains and losses, the reconciliation of movement in Shareholders' Funds and the related notes. We have also audited the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985 contained in the Directors' remuneration report and related matters ("the auditable part").

Respective responsibilities of directors and auditors
The directors' responsibilities for preparing the annual report and the financial statements in accordance with applicable United Kingdom law and accounting standards are set out in the Statement of Directors' Responsibilities. The directors are also responsible for preparing the Directors' remuneration report and related matters.

Our responsibility is to audit the financial statements and the auditable part of the Directors' remuneration report and related matters in accordance with relevant legal and regulatory requirements and United Kingdom Auditing Standards issued by the Auditing Practices Board. This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the auditable part of the Directors' remuneration report and related matters have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the Directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding Directors' remuneration and transactions is not disclosed.

We read the other information contained in the annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements. The other information comprises only the Directors' report, the unaudited part of the Directors' remuneration report and related matters, the Chairman's statement, the Chief Executive's review, the Operating and Financial Review and the Corporate Governance statement and the Corporate Social Responsibility Statement.

We review whether the Corporate Governance statement reflects the Company's compliance with the nine provisions of the 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

Basis of audit opinion
We conducted our audit in accordance with auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the auditable part of the Directors' remuneration report and related matters. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements, and of whether the accounting policies are appropriate to the Company's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the auditable part of the Directors' remuneration report and related matters are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of the Company and the Group as at 31 March 2005 and of its profit and cash flows of the Group for the year then ended;

- the financial statements have been properly prepared in accordance with the Companies Act 1985; and

- those parts of the Directors' remuneration report required by Part 3 of Schedule 7A to the Companies Act 1985 have been properly prepared in accordance with the Companies Act 1985.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London

23 May 2005

GROUP PROFIT AND LOSS ACCOUNT

	Note	Year to 31 March 2005 £m	Year to 31 March 2004 (Restated)* £m
Turnover	4	**715.5**	**675.8**
Cost of sales		(291.3)	(284.2)
Gross profit		**424.2**	**391.6**
Net operating expenses		(264.7)	(253.6)
Operating profit	5	**159.5**	**138.0**
Operating profit before goodwill amortisation and exceptional items		**165.5**	**142.6**
– goodwill amortisation	6	(6.8)	(6.8)
– exceptional credit relating to IPO Employee Share Plans	7	0.8	2.2
Interest and similar income	9	5.5	2.4
Interest expense and similar charges	10	(0.6)	(0.1)
Profit on ordinary activities before taxation	4,6	**164.4**	**140.3**
Tax on profit on ordinary activities**	11	(54.5)	(47.3)
Profit on ordinary activities after taxation		**109.9**	**93.0**
Dividend – interim	13	(10.0)	(7.4)
Dividend – final	13	(21.7)	(14.9)
Retained profit for the year	25	**78.2**	**70.7**
Pence per share			
Earnings			
– basic	14	22.2p	18.8p
– diluted	14	21.8p	18.4p
Earnings before goodwill amortisation and exceptional items			
– basic	14	23.4p	19.8p
– diluted	14	23.0p	19.4p
Dividends			
– dividend per share – interim	13	2.0p	1.5p
– dividend per share – final	13	4.5p	3.0p

All the Group's operations in both years are continuing.

*Restated to reflect prior period adjustments, see note 3.

**Tax on profit on ordinary activities includes tax credited on goodwill amortisation and exceptional items of £0.1m in the year to 31 March 2005 (2004: charge of £0.5m).

STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	Note	Year to 31 March 2005 £m	2004 (Restated)* £m
Retained profit for the year	25	78.2	70.7
Currency translation differences		5.3	(22.4)
Tax impact of currency translation differences		(0.1)	(1.4)
Net impact of currency translation differences	25	5.2	(23.8)
Actuarial (loss)/gain recognised in the pension scheme	33	(1.5)	1.8
Movement in deferred tax relating to pension scheme	33	(0.3)	(1.2)
Total recognised gains and losses for the year		**81.6**	**47.5**
Prior year adjustments (see note 3)		(1.4)	
Total gains since last annual report		**80.2**	

*Restated to reflect prior period adjustments, see note 3.

NOTE OF HISTORICAL COST PROFITS AND LOSSES

	Year to 31 March 2005 £m	2004 (Restated)* £m
Reported profit on ordinary activities before taxation	164.4	140.3
Difference between actual and historical cost depreciation charge	0.5	0.6
Historical cost profit on ordinary activities before taxation	164.9	140.9
Tax on profit on ordinary activities	(54.5)	(47.3)
Dividend – interim	(10.0)	(7.4)
Dividend – final	(21.7)	(14.9)
Historical cost retained profit for the year after taxation and dividends	**78.7**	**71.3**

*Restated to reflect prior period adjustments, see note 3.

RECONCILIATION OF MOVEMENT IN GROUP SHAREHOLDERS' FUNDS

	Year to 31 March 2005 £m	2004 (Restated)* £m
Profit on ordinary activities after taxation	109.9	93.0
Dividend – interim	(10.0)	(7.4)
Dividend – final	(21.7)	(14.9)
Retained profit for the year	78.2	70.7
Shares issued under Burberry share incentive schemes	11.4	2.5
Exercise of IPO Restricted Share Plan and IPO share option awards	(7.0)	–
Lapse of IPO Restricted Share Plan awards	(0.8)	(0.8)
Net purchase of own shares by ESOPs	(6.9)	(6.6)
Charges in respect of employee share incentive schemes	5.3	3.6
Purchase of own shares under share buy back programme	(58.4)	–
Movement in pension scheme obligations	(1.8)	0.6
Net impact of currency translation differences	5.2	(23.8)
Net addition to Shareholders' Funds	25.2	46.2
Opening Shareholders' Funds – as previously reported	437.1	390.0
Prior period adjustments	(7.7)	(6.8)
Opening Shareholders' Funds – as restated	429.4	383.2
Closing Shareholders' Funds	**454.6**	**429.4**

*Restated to reflect prior period adjustments, see note 3.

BALANCE SHEETS

	Note	Group As at 31 March 2005 £m	Group As at 31 March 2004 (Restated)* £m	Company As at 31 March 2005 £m	Company As at 31 March 2004 (Restated)* £m
Fixed assets					
Intangible fixed assets	15	107.9	111.4	–	–
Tangible fixed assets	16	166.1	149.8	–	–
Fixed asset investments	17	0.1	0.1	1,047.2	1,047.3
		274.1	**261.3**	**1,047.2**	**1,047.3**
Current assets					
Stock	18	102.5	89.5	–	–
Debtors	19	135.7	126.2	668.9	668.0
Cash and short term deposits	20	169.9	158.7	0.7	0.1
		408.1	**374.4**	**669.6**	**668.1**
Creditors – amounts falling due within one year	21	(207.8)	(163.8)	(172.4)	(56.3)
Net current assets		**200.3**	**210.6**	**497.2**	**611.8**
Total assets less current liabilities		474.4	471.9	1,544.4	1,659.1
Creditors – amounts falling due after more than one year	22	(14.8)	(35.4)	(686.1)	(713.4)
Provisions for liabilities and charges	23	(3.2)	(5.1)	–	–
Pension obligations	33	(1.8)	(2.0)	–	–
Net assets		**454.6**	**429.4**	**858.3**	**945.7**
Capital and reserves					
Called up share capital	24	1.1	1.1	1.1	1.1
Share premium account	25	136.1	124.7	136.1	124.7
Revaluation reserve	25	23.4	23.5	–	–
Capital reserve	25	39.4	42.9	–	–
Profit and loss account	25	254.6	237.2	721.1	819.9
Equity Shareholders' Funds		453.8	428.6	857.5	944.9
Non-equity Shareholders' Funds	24	0.8	0.8	0.8	0.8
Total Shareholders' Funds		**454.6**	**429.4**	**858.3**	**945.7**

*Restated to reflect prior period adjustments, see note 3.

The financial statements on page 44 to page 82 were approved by the Board on 23 May 2005 and signed on its behalf by:

John Peace
Chairman

Stacey Cartwright
Chief Financial Officer

GROUP CASH FLOW STATEMENT

	Note	Year to 31 March 2005 £m	2004 (Restated)* £m
Operating activities			
Operating profit after goodwill amortisation and exceptional items		159.5	138.0
Exceptional credit		(0.8)	(2.2)
Goodwill amortisation		6.8	6.8
Operating profit before goodwill amortisation and exceptional items		165.5	142.6
Depreciation, impairment and trademark amortisation charges		24.4	28.5
(Profit)/loss on disposal of fixed assets and similar non-cash charges		(1.1)	1.7
Charges in respect of employee share incentive schemes		5.3	3.6
Increase in stocks		(12.8)	(7.5)
Increase in debtors		(7.3)	(1.5)
Increase in creditors		1.5	18.2
Net cash inflow from operating activities		175.5	185.6
Returns on investments and servicing of finance			
Interest received		5.3	2.3
Interest paid		(0.6)	(0.1)
Net cash inflow from returns on investments and servicing of finance		4.7	2.2
Taxation paid		(49.5)	(49.5)
Capital expenditure and financial investment			
Purchase of tangible and intangible fixed assets		(37.2)	(28.8)
Sale of tangible fixed assets		3.1	–
Net cash outflow from capital expenditure and financial investment		(34.1)	(28.8)
Acquisitions			
Deferred consideration for purchase of businesses		–	(2.5)
Net cash outflow from acquisitions		–	(2.5)
Net cash inflow before dividends and financing activities		96.6	107.0
Dividends			
Equity dividends paid		(24.9)	(17.3)
Net cash inflow before management of liquid resources and financing		**71.7**	**89.7**
Management of liquid resources			
Decrease/(increase) in short term deposits**	26,27	9.9	(69.2)
Financing			
Issue of Ordinary Share capital		4.4	0.9
Receipts from sale of own shares by ESOPs		1.8	0.4
Purchase of shares through share buy back	25	(58.4)	–
Purchase of own shares by ESOPs		(8.7)	(7.0)
Net cash outflow from financing		(60.9)	(5.7)
Increase in cash during the year	26,27	**20.7**	**14.8**

*Restated to reflect prior period adjustments, see note 3.

**Increase in short term deposits has been restated to include movements in net balances due from GUS group (2004: £15.8m).

1 Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, North America and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise the Burberry Group, are owned by Burberry Group plc ("the Company") directly or indirectly.

The financial information has been prepared by consolidating the historical financial information for each of the companies that comprise Burberry Group from applicable individual financial returns of these companies for the years to 31 March 2005 and 2004.

Burberry Group reorganisation
Immediately prior to the flotation on the London Stock Exchange in July 2002, a reorganisation of Burberry Group took place resulting in Burberry Group directly owning all Burberry Group companies. Prior to this, a number of Burberry Group entities and certain Burberry-related assets and liabilities (together "the Net Assets") were held underneath GUS group companies although Burberry Group indirectly controlled them and had the economic rights to, and was exposed to the risks in, the Net Assets. The Net Assets were accounted for as quasi-subsidiaries in accordance with Financial Reporting Standard 5 "Reporting the substance of transactions" and were thus consolidated as if their legal ownership rested with Burberry Group.

The reorganisation involved the acquisition by Burberry Group of the legal ownership of the Net Assets and the disposal to GUS group of those assets and liabilities which did not form part of the Burberry Group post-flotation. Burberry Group financed this reorganisation using loans from GUS group; such loans were repaid by a rights issue of Ordinary Share capital to GUS group, by loan repayment out of the proceeds of the Company's flotation on the London Stock Exchange and by the waiver of the remaining debt by GUS group.

These transactions created a premium on the legal acquisition of the Net Assets of £704.1m ("the Premium"). The accounting treatment required by Schedule 4A to the Companies Act 1985 would recognise the Premium as goodwill. However, the directors consider that, in substance, the Premium represents the value that has been transferred outside of Burberry Group as a result of these transactions. In effect, Burberry Group made a payment to GUS group for assets that it already controlled prior to the reorganisation. Consequently, in order to meet the overriding requirement of the Companies Act 1985 to show a true and fair view, the Premium has been treated as a distribution to GUS group out of the consolidated reserves of Burberry Group ("the Deemed distribution"). The directors consider that it is not meaningful to quantify the effects of this departure from the requirements of the Companies Act 1985.

As a result of the Deemed distribution, a net deficit arose on the accumulated profit and loss account in the Burberry Group consolidated balance sheet. In order to eliminate this deficit on consolidation an other reserve of £704.1m was created in the Company's own balance sheet by the transfer of this sum from the share premium account, following High Court approval of the capital reduction, shortly before the admission of the Company's Ordinary Shares to trading by the London Stock Exchange.

This other reserve was reclassified as distributable, and included in the profit and loss account reserve, when all the Company's creditors in existence on 17 July 2002 (the date of approval of the capital reduction) were settled in full, on 31 December 2003.

2 Accounting policies

The consolidated financial information has been prepared under the historical cost convention, modified by the revaluation of certain fixed assets, and in accordance with applicable accounting standards in the UK and the Companies Act 1985.

The principal accounting policies, which have been consistently applied, are:

(a) Turnover

Turnover, which is stated excluding VAT and other sales taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, with provisions made for expected returns and allowances as necessary. Retail sales, returns and allowances are reflected at the dates of transactions with consumers, in addition provisions are made for expected returns as necessary. Royalty receivable from licensees is accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

(b) Intangible fixed assets

Goodwill
For acquisitions of companies or businesses made on or after 1 April 1998, goodwill (being the excess of purchase consideration over the fair value of net assets acquired) is capitalised as an intangible fixed asset. Fair values are attributed to the identifiable assets and liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to bring the accounting policies of acquired businesses into alignment with those of Burberry Group.

Goodwill on acquisitions prior to 1 April 1998 was written off to reserves in the year of acquisition. On the disposal of a business, any goodwill previously written off against reserves in Burberry Group is included in the profit or loss on disposal.

2 **Accounting policies** continued

(b) Intangible fixed assets continued

Goodwill on acquisitions after 1 April 1998 is capitalised and amortised by equal annual instalments over its estimated useful economic life, not exceeding 20 years, taking into account the nature of the business acquired and other competitive considerations. The useful economic life of goodwill arising is determined on a case-by-case basis.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and other intellectual property
The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically ten years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Impairment reviews are performed if events or changes in circumstances indicate that the carrying value may not be recoverable.

(c) Tangible fixed assets and depreciation

Tangible fixed assets are stated at cost or revalued amount where relevant, less depreciation.

Depreciation
Depreciation of tangible fixed assets is calculated to write off the cost or revalued amount, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

Land	Not depreciated
Freehold buildings	Up to 50 years
Leaseholds – less than 50 years expired	Over the unexpired term of the lease
Plant, machinery, fixtures and fittings	3 – 8 years
Retail fixtures and fittings	2 – 5 years
Office equipment	5 years
Computer software and equipment	3 – 5 years

Lease premiums
Amounts paid to acquire the rights to a lease ("Lease Premiums") are written off in equal annual instalments over the life of the lease or to the next rental review.

Valuations
Burberry Group has adopted a policy of not revaluing properties as permitted under Financial Reporting Standard 15 "Tangible Fixed Assets". Previously revalued properties are included at their valuation at 31 March 1996, less depreciation.

Impairment
Impairment reviews are undertaken when performance trends or changes in circumstances suggest that the net book value of a fixed asset is not fully recoverable.

Profit/loss on disposal of fixed assets
Profits and losses on disposal of tangible fixed assets represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

(d) Investments in group companies

Investments held by the Company are carried at cost less amounts written off in respect of impairment. When investments are fully or partially hedged by means of foreign currency borrowings, the hedged proportion of those investments is retranslated at the relevant exchange rate and the resulting exchange difference taken to reserves along with the matching exchange difference on the foreign currency borrowings.

(e) Stock

Stock and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of stock, as well as its anticipated saleability.

(f) Deferred tax

Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

No deferred tax is recognised on the unremitted earnings of overseas subsidiaries. Deferred tax would be provided where remittance is anticipated and is expected to result in a charge to taxation.

2 Accounting policies continued

(g) Pension costs

The pension costs in the consolidated financial statements are determined in accordance with Financial Reporting Standard 17 "Retirement Benefits".

GUS defined benefit schemes
Eligible employees of Burberry Group participate in a number of GUS defined benefit schemes throughout the world; the principal defined benefit schemes are in the UK. The assets covering these arrangements are held in independently administered funds.

The cost of providing defined pension benefits to participating Burberry employees is charged to the profit and loss account of Burberry Group over the anticipated period of employment, in accordance with recommendations made by independent qualified actuaries. Variation from regular cost is allocated over the expected remaining service lines of current scheme members. Any difference between the cumulative amounts charged against profit and contributions paid is included as an asset or liability as appropriate in the balance sheet.

The asset or liability recognised in the balance sheet in respect of defined benefit schemes represents Burberry's share of the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and part service costs. A full actuarial valuation of the scheme is carried out every three years with interim reviews in intervening years. The latest full actuarial valuation of the scheme was carried out as at 31 March 2004 by independent, qualified actuaries, using the projected unit method.

Actuarial gains and losses are recognised directly to equity through the statement of total recognised gains and losses.

Defined contribution schemes
Burberry Group eligible employees also participate in GUS group defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the profit and loss account of Burberry Group and comprises the amount of contributions payable to the schemes in respect of the year.

(h) Share schemes

Incentive plans
The fair market value of the shares at the date of the grant, less any consideration receivable from the participating Burberry employee, is charged to the profit and loss account. Where awards are contingent upon future events (other than continued employment), an assessment of the likelihood of these conditions being achieved is made at the end of each reporting period and an appropriate accrual made over the period to which the participating Burberry employee's performance relates. Where awards are not contingent upon future events a full accrual is made immediately in the profit and loss account.

Save As You Earn scheme
GUS plc operates a Save As You Earn scheme (in which certain UK employees of Burberry Group participate) that allows for the grant of GUS plc ordinary shares at a discount to the market price at the date of the grant. Burberry Group has adopted the provision of the revised UITF Abstract 17 "Employee Share Schemes" concerning the recognition of the cost of employee share incentive schemes. The cost of Employee Share Schemes is charged to the profit and loss account using the quoted market price of the shares at the date of the grant less the exercise price of the share options granted. The charge is accrued over the performance period of the awards.

(i) Foreign currency translation

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated at the average exchange rate for the year. The assets and liabilities of such undertakings are translated at year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken to reserves and are reported in the statement of total recognised gains and losses. The principal exchange rates used were as follows:

	Average		Closing	
	Year to 31 March		As at 31 March	
	2005	2004	2005	2004
Euro	1.47	1.44	1.45	1.50
US dollar	1.85	1.70	1.88	1.84
Hong Kong dollar	14.40	13.20	14.69	14.31
Korean won	2,041	2,016	1,920	2,106

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 184.3: £1 in the year to 31 March 2005 (2004: Yen 182.3: £1).

2 Accounting policies continued

(i) Foreign currency translation continued

Transactions in foreign currencies
Transactions denominated in foreign currencies are translated into Sterling at the exchange rate ruling at the date of the transaction or at the forward contract rate where hedged. Monetary assets and liabilities denominated in foreign currencies which are held at year end are translated into Sterling at the exchange rate ruling at the balance sheet date or at the forward contract rate where specifically hedged. Exchange differences on monetary items are taken to the profit and loss account except where they relate to intercompany loans hedging investments in overseas subsidiaries of Burberry Group, in which case such differences (including attributable taxation) are taken directly to reserves and limited to the foreign currency movement on the underlying investment.

(j) Financial instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge certain future royalty receivables and product purchases. Gains and losses on such forward currency contracts are recognised in the profit and loss account at the same date as the underlying transaction.

The financial instruments used and managed by Burberry Group consist primarily of cash and forward currency contracts used to hedge currency exposures on trading transactions.

Burberry Group has taken advantage of the exemption available under Financial Reporting Standard 13 "Derivatives and Financial Instruments", in respect of short term debtors and creditors, and details in respect of these balances are excluded from the required disclosures, other than within the currency risk disclosure.

(k) Operating leases

The Burberry Group is both a lessee and lessor of property. Gross rental income and expenditure in respect of operating leases are recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of turnover achieved in specific retail locations and is accrued for on that basis.

(l) Related party transactions

Financial Reporting Standard 8 "Related Party Disclosures" ("FRS 8"), requires the disclosure of the details of material transactions between the reporting entity and related parties. Burberry Group has taken advantage of an exemption under FRS 8 not to disclose transactions between Burberry Group companies, which eliminate on consolidation.

3 Changes in accounting policy and presentation

The results for the year to 31 March 2004 have been restated following the adoption of FRS 17 "Retirement Benefits", UITF Abstract 38 "Accounting for ESOP Trusts" and UITF Abstract 17 "Employee Share Schemes".

Impact of adopting FRS 17 "Retirement Benefits" ("FRS 17")
Following the actuarial valuation of the GUS defined benefit pension scheme as at 31 March 2004 it has become possible to identify the liabilities that arise from Burberry employees who participate in the scheme. This valuation was completed in January 2005 and Burberry Group has decided to adopt FRS 17. The allocation of assets held, in an independently administered fund, have been allocated in proportion to the liabilities arising and the net impact is recorded in pension obligations. The impact of adopting FRS 17 on the profit and loss account for the year to 31 March 2005 is not material. Previously the Group accounted for pension costs under SSAP 24 "Accounting for Pension Costs".

The impact of the above treatment is to:

(a) Reduce accruals and provisions by £0.9m as at 31 March 2004;
(b) Increase pension obligations by £2.0m as at 31 March 2004;
(c) Increase operating profit by £1.4m for the year to 31 March 2004;
(d) Increase interest and similar income by £0.1m for the year to 31 March 2004; and
(e) Reduce the profit and loss reserve account by £1.4m as at 31 March 2004.

Impact of adopting UITF Abstract 38 "Accounting for ESOP Trusts" ("UITF 38")
Shares held by the Burberry Group plc ESOP Trust and the Burberry Group Share Incentive Plan ("the Burberry Group ESOPs"), previously shown in the balance sheet as fixed asset investments, are now required to be shown as a deduction from Shareholders' Funds. The consideration paid and the related allocations of these shares to employees, are included as an adjustment to the profit and loss reserve account.

The impact of the treatment for the Group is to:

(a) Reduce fixed asset investments by £8.7m as at 31 March 2004;
(b) Reduce accruals and deferred income by £2.4m as at 31 March 2004; and
(c) Reduce the profit and loss reserve account by £6.3m as at 31 March 2004.

3 Changes in accounting policy and presentation continued

Impact of adopting UITF Abstract 38 "Accounting for ESOP Trusts" continued

There is no impact on the profit and loss account as a result of adopting UITF 38 in either the current or comparative year. The consolidated cash flow statement has been restated to reflect the reallocation of the cash payments relating to the purchase of shares from "Capital expenditure and financial investment" to "Financing".

The impact of the treatment for the Company is to:

(a) Reduce fixed asset investments by £8.7m as at 31 March 2004; and
(b) Reduce the profit and loss reserve account by £8.7m as at 31 March 2004.

The impact of adopting UITF Abstract 17 "Employee Share Schemes"
The Group has also adopted the provision of the revised UITF Abstract 17 "Employee Share Schemes" concerning the recognition of the cost of employee share incentive schemes. The cost of Employee Share Schemes is now charged to the profit and loss account using the quoted market price of the shares at the date of the grant less the exercise price of the share options granted. Previously the amount charged was calculated with reference to the cost of own shares. The charge is accrued over the performance period of the awards. There is no material effect on profit before taxation in either the current or the prior periods.

4 Segmental analysis

(i) Geographical analysis – analysis by origin

(a) Turnover – analysis by origin

	Year to 31 March	
	2005 £m	2004 £m
Europe	535.6	498.9
Less: European inter-segment turnover to other regions	(126.4)	(78.5)
	409.2	420.4
North America	157.8	156.2
Asia Pacific	149.1	99.9
Less: Asia Pacific inter-segment turnover to Europe	(0.6)	(0.7)
	148.5	99.2
Total	**715.5**	**675.8**

(b) Profit before taxation – analysis by origin

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Europe	140.5	114.1
North America	7.0	15.6
Asia Pacific	18.0	12.9
	165.5	**142.6**
Net interest income	4.9	2.3
Profit before goodwill amortisation, exceptional items and taxation	**170.4**	**144.9**
Goodwill amortisation – Europe	(5.4)	(5.5)
– Asia Pacific	(1.4)	(1.3)
Exceptional items – Europe	0.8	2.1
– North America	–	0.1
Profit before taxation	**164.4**	**140.3**

The results above are stated after the allocation of costs of a group-wide nature.

4 Segmental analysis continued

(c) Net assets – analysis by origin

	As at 31 March	
	2005 £m	2004 (Restated) £m
Europe	136.0	119.9
North America	95.7	82.7
Asia Pacific	3.2	3.9
Net operating assets	**234.9**	**206.5**
Goodwill – Europe	82.4	85.4
– Asia Pacific	24.7	25.2
Deferred consideration for acquisitions – Europe	(22.7)	(21.7)
– Asia Pacific	(10.0)	(10.0)
Cash at bank, short term deposits, less bank overdrafts	169.9	157.9
Taxation (including deferred taxation)	(2.9)	1.0
Dividends payable – GUS group	(14.4)	(9.9)
Dividends payable – other Shareholders	(7.3)	(5.0)
Net assets	**454.6**	**429.4**

(ii) Geographical analysis – turnover by destination

	Year to 31 March	
	2005 £m	2004 £m
Europe	356.4	346.8
North America	165.9	162.4
Asia Pacific	186.6	162.6
Other	6.6	4.0
Total	**715.5**	**675.8**

(iii) Analysis by class of business

(a) Turnover – analysis by class of business

	Year to 31 March	
	2005 £m	2004 £m
Wholesale	371.9	351.4
Retail	265.2	257.4
Wholesale and Retail	**637.1**	**608.8**
Licence	**78.4**	**67.0**
Total	**715.5**	**675.8**

4 Segmental analysis continued

(iii) Analysis by class of business continued

(a) Turnover – analysis by class of business continued

An analysis of turnover by product category is shown below:

	Year to 31 March	
	2005 £m	2004 £m
Womenswear	242.1	225.7
Menswear	194.5	190.1
Accessories (including childrens)	197.6	189.0
Other	2.9	4.0
Wholesale and Retail	**637.1**	**608.8**
Licence	**78.4**	**67.0**
Total	**715.5**	**675.8**
Number of directly operated stores, concessions and outlets open at 31 March	**157**	**145**

(b) Profit before taxation – analysis by class of business

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Wholesale and Retail	98.5	86.6
Licence	67.0	56.0
	165.5	**142.6**
Net interest income	4.9	2.3
Profit before goodwill amortisation, exceptional items and taxation	**170.4**	**144.9**
Goodwill amortisation – Wholesale and Retail	(6.8)	(6.8)
Exceptional items – Wholesale and Retail	0.6	1.6
– Licence	0.2	0.6
Profit before taxation	**164.4**	**140.3**

The results above are stated after the allocation of costs of a group-wide nature.

The Wholesale and Retail business is managed in an integrated manner and therefore internal trading between these operations is not on a third party basis in certain respects. Accordingly, the directors do not consider that an analysis of the profit and loss account within the Wholesale and Retail business would be meaningful.

4 Segmental analysis continued

(iii) Analysis by class of business continued

(c) Net assets – analysis by class of business

	As at 31 March	
	2005 £m	2004 (Restated) £m
Wholesale and Retail	240.9	212.1
Licence	(6.0)	(5.6)
Net operating assets	**234.9**	**206.5**
Goodwill – Wholesale and Retail	107.1	110.6
Deferred consideration for acquisitions – Wholesale and Retail	(32.7)	(31.7)
Cash at bank, short term deposits, less bank overdrafts	169.9	157.9
Taxation (including deferred taxation)	(2.9)	1.0
Dividends payable – GUS group	(14.4)	(9.9)
Dividends payable – other Shareholders	(7.3)	(5.0)
Net assets	**454.6**	**429.4**

5 Turnover and operating profit

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Turnover	715.5	675.8
Cost of sales	(291.3)	(284.2)
Gross profit	**424.2**	**391.6**
Distribution costs	(111.2)	(102.5)
Administrative – expenses*	(148.9)	(145.5)
– goodwill amortisation	(6.8)	(6.8)
Property rental income under operating leases	1.1	1.3
Profit/(loss) on disposal of fixed assets	1.1	(0.1)
Operating profit	**159.5**	**138.0**

*Administrative expenses include exceptional credit of £0.8m (2004: credit of £2.2m), see note 7.

Property rental income arises from subletting certain surplus leasehold properties. Burberry Group's right to sublet these properties expired at various dates up to 2 January 2005, mainly due to the reversion of headlease interests.

6 Profit on ordinary activities before taxation

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Profit before taxation is stated after charging/(crediting):		
Depreciation of tangible fixed assets	21.1	25.6
Fixed asset impairment charge relating to certain retail assets	3.2	2.8
Amortisation of goodwill	6.8	6.8
Amortisation of trademarks and other intellectual property	0.1	0.1
Employee costs (see note 8)	127.7	115.6
(Profit)/loss on disposal of fixed assets	(1.1)	0.1
Operating lease rentals – land and buildings	38.4	33.5
Operating lease rentals – other	0.6	0.8
Auditors' remuneration (including £3,255 for the Company, 2004: £3,100)	2.1	1.9
Net exchange (gain)/loss on trading items	(0.7)	0.7

6 Profit on ordinary activities before taxation continued

Auditors' remuneration is further analysed as follows:

		Year to 31 March 2005 £m	2004 £m
Audit services	– statutory audit	0.8	0.8
	– audit related services	0.3	0.1
Further assurance services		0.3	0.1
Tax services	– compliance services	0.2	0.2
	– advisory services	0.5	0.7
Total		**2.1**	**1.9**

7 Exceptional items

The exceptional credit arising in the year to 31 March 2005 and 2004 consisted of the following amounts:

	Year to 31 March 2005 £m	2004 £m
Lapse of awards under the IPO Senior Executive Restricted Share Plan (the "IPO RSP")	0.7	0.8
Credit in respect of employers' National Insurance liability arising on the IPO RSP awards	0.1	1.4
Total	**0.8**	**2.2**

An exceptional credit of £0.7m arose in the year to 31 March 2005 (2004: £0.8m) on the lapsing of share awards, which had previously been granted to individuals in the year to 31 March 2003. A further credit of £0.1m relating to National Insurance, arose in the year to 31 March 2005 (2004: £1.4m) from the lapse of awards and in the year to 31 March 2004 the confirmation of the tax jurisdiction in which certain employees will be taxed when the IPO RSP awards vest.

The associated tax charge relating to these exceptional items was £0.2m in the year (2004: charge £0.7m) and there was no cash outflow during the year in relation to these items (2004: £nil).

8 Employee costs

Staff costs, including directors' emoluments, during the year were as shown below. The directors' emoluments are separately disclosed in the Report on directors' remuneration and related matters on page 26 to page 37. The analysis below does not include gains arising on the exercise of share options by directors, which are disclosed on page 34.

	Year to 31 March 2005 £m	2004 (Restated)* £m
Wages and salaries	112.7	100.9
Social security costs	12.4	12.1
Other pension costs (see note 33)	2.6	2.6
Total	**127.7**	**115.6**

*Comparative amounts have been restated to include share scheme and related social security costs of £3.6m and £1.3m respectively.

The average number of full time equivalent employees (including directors) during the year were as follows:

	Year to 31 March 2005 Number of employees	2004 Number of employees
Europe	2,788	2,657
North America	837	747
Asia Pacific	506	465
Total	**4,131**	**3,869**

8 **Employee costs** continued

SAYE Share Option Scheme

A Save As You Earn (SAYE) share option scheme offering GUS plc ordinary shares was introduced for employees in the UK by GUS plc in the year to 31 March 2001, with a further option scheme offered to all UK employees of GUS plc in the year to 31 March 2003. The number of GUS plc ordinary shares subject to option held by Burberry Group employees as at 31 March 2005 were as follows:

		Number of shares under option as at 31 March	
Period to exercise	Exercise price	2005	2004
From 01/05/2004 to 31/10/2004	384.0p	–	191,415
From 01/05/2006 to 31/10/2006	384.0p	122,406	142,260
From 01/09/2005 to 28/02/2006	523.0p	36,184	39,512
From 01/09/2007 to 29/02/2008	523.0p	29,301	31,071
Total		**187,891**	**404,258**

John Peace and David Tyler are employed by GUS plc and their interests are disclosed in the GUS Annual Report. The administrative costs of this scheme have not been borne by Burberry Group and are not considered to be material.

Share options and awards

(i) GUS schemes
Share options have been granted to Burberry employees under the GUS plc 1998 Approved and Non Approved Executive Share Option Schemes during the years to 31 March 2001 and 2002 in respect of the ordinary shares of GUS plc. The unexercised options granted to Burberry employees (including those granted to directors of the Company) under these schemes were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2005	2004
From 07/04/2003 to 07/04/2010	375.7p	40,458	40,458
From 11/06/2004 to 11/06/2011	612.7p	421,717	1,107,845
From 17/12/2004 to 17/12/2011	635.0p	37,832	180,526
Total		**500,007**	**1,328,829**

John Peace and David Tyler are employed by GUS plc and their interests are disclosed in the GUS Annual Report.

(ii) The Burberry IPO Senior Executive Restricted Share Plan (the "IPO RSP")
On 11 July 2002 awards in respect of a total of 8,100,198 Ordinary Shares were made to directors and senior management under the IPO RSP.

During the year to 31 March 2005 1,035,000 Ordinary Shares were issued in respect of IPO RSP awards.

The outstanding awards granted under this plan (including those granted to directors of the Company), in respect of Ordinary Shares of the Company were as follows:

		Number of shares awarded as at 31 March	
Period of exercise	Exercise price	2005	2004
From 11/07/2005 to 11/07/2012	nil	2,687,499	3,859,446
From 11/07/2006 to 11/07/2012	nil	1,826,251	1,929,724
From 11/07/2007 to 11/07/2012	nil	1,826,250	1,929,724
Total		**6,340,000**	**7,718,894**

Obligations under this plan may be met by the issue of Ordinary Shares of the Company.

Equity swaps have been entered into to cover future employers' National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

On 2 August 2004 Brian Blake was granted a nil cost option to acquire 231,640 shares with an exercise price of nil on the same terms as those under the IPO RSP except that this option will be satisfied by shares held in the Burberry Group plc ESOP Trust.

8 Employee costs continued

Share options and awards continued

(iii) The Burberry 2004 Senior Executive Restricted Share Plan (the "2004 RSP")
On 2 August 2004 awards in respect of a total of 1,367,592 Ordinary Shares were made to directors and senior management under the 2004 RSP. Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan. No Ordinary Shares have been transferred to employees during the year to 31 March 2005 in respect of the 2004 RSP.

The outstanding awards granted under this plan (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares awarded as at 31 March	
Period of exercise	Exercise price	2005	2004
From 02/08/2007 to 02/08/2014	nil	671,296	–
From 02/08/2008 to 02/08/2014	nil	335,648	–
From 02/08/2009 to 02/08/2014	nil	335,648	–
Total		**1,342,592**	**–**

Equity swaps have been entered into to cover future employers' National Insurance liability (or overseas equivalent) that may arise in respect of this plan.

(iv) The Burberry Senior Executive IPO Share Option Scheme (the "IPO Option Scheme")
On 11 July 2002 options in respect of a total of 5,955,198 Ordinary Shares were granted to directors and senior management under the IPO Option Scheme. Obligations under this scheme may be met by the issue of Ordinary Shares of the Company. During the year to 31 March 2005 1,906,349 (2004: 691,166) Ordinary Shares were issued following the exercise of options granted under the IPO Option Scheme.

The unexercised options granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2005	2004
From 11/07/2003 to 11/07/2012	230.0p	245,010	706,301
From 11/07/2004 to 11/07/2012	230.0p	483,341	1,928,399
From 11/07/2005 to 11/07/2012	230.0p	1,728,332	1,831,298
Total		**2,456,683**	**4,465,998**

Equity swaps have been entered into to cover future employers' National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(v) The Burberry Group plc Executive Share Option Scheme 2002
During the year to 31 March 2004 a total of 3,043,533 options were granted to employees in respect of Ordinary Shares in the Company under the Executive Share Option Scheme. During the year to 31 March 2005 682,813 (2004: nil) Ordinary Shares were transferred to participants following the exercise of options under the scheme.

The unexercised options granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2005	2004
From 12/06/2004 to 12/06/2013	258.0p	334,198	1,000,345
From 12/06/2005 to 12/06/2013	258.0p	931,777	969,344
From 12/06/2006 to 12/06/2013	258.0p	915,113	969,344
Total		**2,181,088**	**2,939,033**

8 Employee costs continued

Share options and awards continued

(v) The Burberry Group plc Executive Share Option Scheme 2002 continued
During the year to 31 March 2005 a total of 2,002,290 options were granted to employees in respect of Ordinary Shares in the Company under the Executive Share Option Scheme. No Ordinary Shares were transferred to participants during the year in respect of the options granted.

The unexercised options granted under this scheme (including those granted to directors of the Company) in respect of Ordinary Shares of the Company were as follows:

		Number of shares under option as at 31 March	
Period of exercise	Exercise price	2005	2004
From 02/08/2005 to 02/08/2014	378.0p	667,430	–
From 02/08/2006 to 02/08/2014	378.0p	667,430	–
From 02/08/2007 to 02/08/2014	378.0p	667,430	–
Total		**2,002,290**	**–**

Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this scheme. Equity swaps have been entered into to cover future employer's National Insurance liability (or overseas equivalent) that may arise in respect of this scheme.

(vi) The Burberry Group plc Co-investment Plan
During the year to 31 March 2005 awards were made under this plan in respect of 221,703 Ordinary Shares in the Company (2004: nil). As at 31 March 2005 a total of 221,703 Ordinary Shares remain outstanding. Shares have been purchased by the Burberry Group plc ESOP Trust to meet obligations under this plan.

(vii) All Employee Share Plan
During the year to 31 March 2005 all employees were offered a total of 471,050 (2004: 412,400) Ordinary Shares at a nil exercise price under an All Employee Share Plan.

The Ordinary Shares are held in two trusts, being the Burberry Group plc Share Incentive Plan and the Burberry Group plc ESOP Trust. The Ordinary Shares must be held in trust between three and five years.

The Ordinary Shares in the Company granted and remaining outstanding under this plan as at 31 March 2005 (including those granted to directors of the Company), were as follows:

		Number of Ordinary Shares as at 31 March	
Period of exercise	Exercise price	2005	2004
From 19/07/2005 to 19/10/2005	nil	176,700	208,300
From 25/10/2005 to 18/07/2082*	nil	105,850	128,291
From 07/07/2006 to 07/10/2006	nil	121,200	148,500
From 18/07/2006 to 18/10/2006	nil	81,450	85,350
From 05/08/2006 to 18/07/2082*	nil	119,750	147,350
From 30/07/2007 to 30/10/2007	nil	252,400	–
From 20/08/2007 to 18/07/2082*	nil	171,750	–
Total		**1,029,100**	**717,791**

*No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

8 Employee costs continued

Fair value of awards

On the transition to International Financial Reporting Standards (IFRS) it will be necessary to fair value the awards made. In order to recognise the full charge on adoption of IFRS it is necessary to disclose the fair values of the awards at the date of grant prior to the adoption of IFRS.

The fair values of the awards made on grant date, determined using the Black-Scholes valuation model, are:

Scheme	Grant Date	Fair Value
The Burberry IPO Senior Executive Restricted Share Plan	11 July 2002	£2.18
The Burberry 2004 Senior Executive Restricted Share Plan	2 August 2004	£3.11
The Burberry Senior Executive IPO Share Option Scheme	11 July 2002	£0.75
The Burberry Group plc Executive Share Option Scheme 2002	12 June 2003	£0.87
The Burberry Group plc Executive Share Option Scheme 2002	2 August 2004	£1.07
The Burberry Group plc Co-investment Plan	29 July 2004	£3.80
All Employee Share Plan	July / October 2002	£2.25
All Employee Share Plan	July / August 2003	£3.25
All Employee Share Plan	July / August 2004	£3.75

9 Interest and similar income

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Bank interest income	4.4	2.0
Interest income receivable from GUS group	0.9	0.3
Other interest income	0.2	0.1
Total	**5.5**	**2.4**

10 Interest expense and similar charges

	Year to 31 March	
	2005 £m	2004 £m
On bank loans and overdrafts	0.4	–
Interest expense payable to GUS group	0.2	0.1
Total	**0.6**	**0.1**

11 Taxation

Analysis of charge for the year

	Year to 31 March 2005 £m	Year to 31 March 2004 (Restated)* £m
Current tax		
UK corporation tax		
Current tax on income for the year to 31 March 2005 at 30% (2004: 30%)	37.3	32.6
Double taxation relief	(7.4)	(7.0)
Adjustments in respect of prior years	1.2	1.1
	31.1	26.7
Foreign tax		
Current tax on income for the year	21.0	24.4
Adjustments in respect of prior years	(1.1)	(2.7)
Total current tax	**51.0**	**48.4**
Deferred tax		
UK deferred tax		
Origination and reversal of timing differences	1.4	(0.3)
Adjustments in respect of prior years	(0.4)	(1.3)
	1.0	(1.6)
Foreign deferred tax		
Origination and reversal of timing differences	1.5	(2.2)
Adjustments in respect of prior years	1.0	2.7
Total deferred tax	**3.5**	**(1.1)**
Tax on profit on ordinary activities	**54.5**	**47.3**

*Prior year amounts have been restated to include amounts in corporation tax.

The tax rate applicable on profit on ordinary activities varied from the standard rate of corporation tax in the UK due to the following factors:

	Year to 31 March 2005 £m	Year to 31 March 2004 (Restated) £m
Tax at 30% on profit before taxation	49.3	42.1
Rate adjustments relating to overseas profits	(1.4)	0.2
Permanent disallowables	2.7	1.6
Tax losses not utilised	–	0.5
Goodwill amortisation not deductible	2.0	2.0
Adjustments in respect of prior years	0.1	(1.6)
Timing differences	(2.9)	2.5
Other	1.2	1.1
Total current tax	**51.0**	**48.4**

Burberry has commenced a review with the Competent Authorities with regard to resolving transfer pricing of internal sales between the UK and US. As part of the agreements with GUS, certain tax liabilities, which arise and relate to matters prior to 31 March 2002, will be met by GUS. From 1 April 2002 any liability will be due from the Burberry Group. No corporation tax provision has been made for additional taxation arising for these matters as none is anticipated overall.

12 Profit on ordinary activities after taxation

Profit on ordinary activities after taxation but before dividends payable includes a loss of £1.8m (2004: loss £4.9m) which is dealt within the financial statements of the Company. As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account.

13 Dividends

Ordinary dividends (Equity)

		Year to 31 March	
		2005 £m	2004 £m
Interim dividend paid (2.0p per share (2004: 1.5p))	– GUS group	6.6	5.0
	– other Shareholders	3.4	2.4
Final dividend proposed (4.5p per share (2004: 3.0p))	– GUS group	14.4	9.9
	– other Shareholders	7.3	5.0
Total dividend – 6.5p per share (2004: 4.5p)		**31.7**	**22.3**

Preference dividends (Non-Equity)
During the year Burberry Group paid a total preference dividend of £30,070 (0.001p per preference share) (2004: £21,450 (0.001p per preference share)) to GUS group on the redeemable preference shares issued prior to flotation (see note 24 for further details).

14 Earnings per share

The calculation of basic earnings per share is based on profit after taxation divided by the weighted average number of Ordinary Shares in issue during the year. Basic earnings per share before amortisation of goodwill and exceptional items is disclosed to indicate the underlying profitability of the Group.

Diluted earnings per share is based on the weighted average number of Ordinary Shares in issue during the year. In addition, account is taken of any awards made under the RSP and share option schemes which will have dilutive effects when exercised (full vesting of all outstanding awards is assumed).

Supplementary earnings per share figures are presented. These exclude the effects of exceptional items and goodwill amortisation to allow comparison of underlying trading performance on a consistent basis.

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Profit on ordinary activities after taxation, but before goodwill amortisation and exceptional items	115.8	98.1
Effect of goodwill amortisation (net of attributable taxation)	(6.5)	(6.6)
Effect of exceptional items (net of attributable taxation)	0.6	1.5
Profit on ordinary activities after taxation	**109.9**	**93.0**

14 Earnings per share (continued)

The weighted average number of Ordinary Shares represents the weighted average number of Burberry Group plc Ordinary Shares in issue throughout the period, excluding Ordinary Shares held in the Burberry Group's ESOPs.

	Year to 31 March	
	2005 Million	2004 Million
Weighted average number of Ordinary Shares in issue during the year	494.1	495.6
Dilutive effect of the RSP and share options schemes	10.5	10.3
Diluted weighted average number of Ordinary Shares in issue during the year	504.6	505.9

	Year to 31 March	
Basic earnings per share	2005 Pence	2004 (Restated) Pence
Basic earnings per share before goodwill amortisation and exceptional items	**23.4**	**19.8**
Effect of goodwill amortisation	(1.3)	(1.3)
Effect of exceptional items	0.1	0.3
Basic earnings per share	**22.2**	**18.8**

	Year to 31 March	
Diluted earnings per share	2005 Pence	2004 (Restated) Pence
Diluted earnings per share before goodwill amortisation and exceptional items	**23.0**	**19.4**
Effect of goodwill amortisation	(1.3)	(1.3)
Effect of exceptional items	0.1	0.3
Diluted earnings per share	**21.8**	**18.4**

15 Intangible fixed assets

Cost	Goodwill £m	Trademarks and other intellectual property £m	Total £m
As at 1 April 2004	132.6	1.2	133.8
Effect of foreign exchange rate changes	4.2	–	4.2
Additions	–	0.1	0.1
As at 31 March 2005	**136.8**	**1.3**	**138.1**
Amortisation			
As at 1 April 2004	22.0	0.4	22.4
Effect of foreign exchange rate changes	0.9	–	0.9
Charge for the year	6.8	0.1	6.9
As at 31 March 2005	**29.7**	**0.5**	**30.2**
Net book value			
As at 31 March 2005	**107.1**	**0.8**	**107.9**
As at 31 March 2004	110.6	0.8	111.4

16 Tangible fixed assets

Cost or valuation	Freehold land and buildings £m	Leasehold land and buildings less than 50 years £m	Fixtures, fittings and equipment £m	Assets in the course of construction £m	Total £m
As at 1 April 2004	84.1	57.7	81.5	1.2	224.5
Effect of foreign exchange rate changes	0.1	(0.4)	0.7	(0.1)	0.3
Additions	1.2	12.3	24.6	4.7	42.8
Reclassifications	–	1.0	0.2	(1.2)	–
Disposals	(1.8)	(4.6)	(8.1)	–	(14.5)
As at 31 March 2005	**83.6**	**66.0**	**98.9**	**4.6**	**253.1**
Depreciation					
At 1 April 2004	15.1	14.9	44.7	–	74.7
Effect of foreign exchange rate changes	0.1	(0.1)	0.5	–	0.5
Provided in year	2.6	4.8	13.7	–	21.1
Impairment charge on certain retail assets	–	2.2	1.0	–	3.2
Disposals	(0.2)	(4.6)	(7.7)	–	(12.5)
As at 31 March 2005	**17.6**	**17.2**	**52.2**	**–**	**87.0**
Net book value					
As at 31 March 2005	**66.0**	**48.8**	**46.7**	**4.6**	**166.1**
As at 31 March 2004	69.0	42.8	36.8	1.2	149.8

During the year to 31 March 2005 certain retail assets became impaired and the cost of these assets were written down. The impairment charge was based on a review of the value of the assets in use and was determined in accordance with Financial Reporting Standard 11 "Impairment of Fixed Assets and Goodwill". The discount rate used in these calculations was 15% and applied to the pre-tax cash flows attributable to these assets.

Certain properties were revalued at 31 March 1996 and are included at their valuation at this date less depreciation. Other properties are included at cost. The revaluations performed at 31 March 1996 were carried out by external valuers, Colliers Conrad Ritblat Erdman Limited, Chartered Surveyors, on an open market basis for existing use. This valuation was carried out in accordance with the Royal Institution of Chartered Surveyors Appraisal and Valuation Manual.

	As at 31 March	
Freehold and leasehold land and buildings held at revalued amount	2005 £m	2004 £m
Revalued amount	28.8	27.7
Aggregate depreciation	(5.8)	(5.3)
Net book value	**23.0**	**22.4**

If the revalued assets were stated on the historical cost basis, the amounts would be:

	As at 31 March	
Freehold and leasehold land and buildings at historical cost	2005 £m	2004 £m
Historical cost	9.2	8.1
Aggregate depreciation	(4.5)	(4.5)
Net book value based on historical cost	**4.7**	**3.6**

17 Fixed asset investments

	Group	Company
Cost	Trade investment £m	Subsidiary companies £m
As at 1 April 2004 and 31 March 2005	**0.1**	**1,766.0**
Write down in investments		
As at 1 April 2004	–	718.7
Write down in investment in Group undertakings		0.1
As at 31 March 2005	**–**	**718.8**
Net book value		
As at 31 March 2005	**0.1**	**1,047.2**
As at 31 March 2004	0.1	1,047.3

The trade investment represents an investment in Suit Spain S.L, a clothing manufacturing company incorporated in Spain in which Burberry Group holds a 21.5% share of the ordinary share capital. Burberry Group does not exercise significant influence on the financial and operating decisions of the company.

Burberry Group plc's principal subsidiary companies are listed on page 82.

18 Stock

	As at 31 March	
	2005 £m	2004 £m
Raw materials	13.5	14.6
Work in progress	6.7	7.6
Finished goods	82.3	67.3
Total	**102.5**	**89.5**

There is no significant difference between the replacement cost of stock and the amounts shown above, on the basis that stock subject to provisioning would not be replaced, and is therefore excluded from this calculation.

19 Debtors

	Group		Company	
	As at 31 March		As at 31 March	
	2005 £m	2004 (Restated)* £m	2005 £m	2004 (Restated)* £m
Amounts falling due within one year				
Trade debtors	91.6	86.1	–	–
Other debtors	1.5	0.9	–	–
Prepayments and accrued income	19.1	12.0	5.2	1.2
Corporation tax	3.1	2.8	0.2	2.4
Amounts receivable from subsidiary companies	–	–	156.5	15.5
	115.3	101.8	161.9	19.1
Amounts falling due after more than one year				
Other debtors	1.2	1.5	–	–
Deferred tax assets	18.4	22.1	–	–
Corporation tax	0.8	0.8	–	–
Amounts receivable from subsidiary companies	–	–	507.0	648.9
Total	**135.7**	**126.2**	**668.9**	**668.0**

*Prior period amounts have been reclassified to gross up certain corporation tax balances.

Deferred tax assets

The movement of the deferred tax balance is shown below:

	£m
As at 1 April 2004	22.1
Effect of foreign exchange rate changes	0.2
Charge to the profit and loss account	(3.5)
Other movements	(0.4)
As at 31 March 2005	**18.4**

The analysis of the deferred tax assets is shown below:

	As at 31 March	
	2005 £m	2004 (Restated) £m
Accelerated capital allowances	0.7	(0.4)
Unrealised stock profit and other stock provisions	7.7	8.9
Share schemes	8.9	8.3
Net operating losses	0.2	0.3
Other short term timing differences	0.9	5.0
Undiscounted deferred tax assets	**18.4**	**22.1**

The deferred tax assets recorded in each year arise from timing differences, which are expected to reverse in the foreseeable future.

20 Cash and short term deposits

	Group		Company	
	As at 31 March		As at 31 March	
	2005 £m	2004 £m	2005 £m	2004 £m
Cash	62.4	42.6	0.7	0.1
Short term deposits (see note 32)	107.5	116.1	–	–
Total	**169.9**	**158.7**	**0.7**	**0.1**

Short term deposits includes £18.3m as at 31 March 2005 (2004: £15.8m) deposited with GUS group companies on standard commercial terms. These deposits were repaid in cash by 29 April 2005.

21 Creditors – amounts falling due within one year

	Group		Company	
	As at 31 March		As at 31 March	
	2005 £m	2004 (Restated)* £m	2005 £m	2004 £m
Unsecured:				
Overdrafts (see note 26, 32)	–	0.8	–	–
Trade creditors	27.5	31.2	–	–
Trading balances owed to GUS group	6.8	6.8	–	–
Corporation tax (UK and overseas)	25.2	24.7	–	–
Other taxes and social security costs	6.7	4.2	–	–
Other creditors	24.6	18.7	0.3	–
Accruals and deferred income	72.6	62.5	0.2	0.1
Deferred consideration for acquisitions	22.7	–	–	–
Dividends payable – GUS group	14.4	9.9	14.4	9.9
Dividends payable – other Shareholders	7.3	5.0	7.3	5.0
Amounts due to subsidiary companies	–	–	150.2	41.3
Total	**207.8**	**163.8**	**172.4**	**56.3**

*Prior year amounts have been reclassified to gross up certain corporation tax balances.

Overdrafts as at 31 March 2004 represent unpresented cheques. Deferred consideration due within one year arises from the acquisition of Burberry (Spain) S.A. and Mercader y Casadevall S.A. and is payable in June 2005.

22 Creditors – amounts falling due after more than one year

	Group		Company	
	As at 31 March		As at 31 March	
	2005 £m	2004 £m	2005 £m	2004 £m
Unsecured:				
Other creditors, accruals and deferred income	4.8	3.7	–	–
Deferred consideration for acquisitions	10.0	31.7	–	–
Amounts due to subsidiary companies	–	–	686.1	713.4
Total	**14.8**	**35.4**	**686.1**	**713.4**

At 31 March 2005 deferred consideration due after more than one year arises from the acquisition of the trade and certain assets of the Burberry business in Korea.

23 Provisions for liabilities and charges

	Pensions obligations £m	Property obligations £m	Other £m	Total £m
As at 1 April 2004 as previously reported	0.2	4.5	0.6	5.3
Adjustment for FRS 17	(0.2)	–	–	(0.2)
As at 1 April 2004 as restated	–	4.5	0.6	5.1
Effect of foreign exchange rate changes	–	0.1	–	0.1
Utilised in the year	–	(3.9)	(0.2)	(4.1)
Credited to the profit and loss account	–	2.2	(0.1)	2.1
Balance as at 31 March 2005	**–**	**2.9**	**0.3**	**3.2**

Property obligations arise from the portfolio of leasehold obligations which the Group maintains and are expected to be utilised over a two year period, these obligations are discounted, the effect of which is not material. Other provisions primarily relate to amounts payable in respect of redundancies, which are expected to be paid within one year.

24 Called up share capital

Group and Company

Authorised share capital	2005 £m	2004 £m
1,999,999,998,000 (2004: 1,999,999,998,000) Ordinary Shares of 0.05p (2004: 0.05p) each	1,000.0	1,000.0
1,600,000,000 redeemable preference shares of 0.05p (2004: 0.05p) each	0.8	0.8
Total	**1,000.8**	**1,000.8**

Allotted, called up and fully paid share capital	Number	£m
Ordinary Shares of 0.05p (2004: 0.05p) each		
As at 1 April 2004	500,691,166	0.3
Cancellations of purchased Ordinary Shares	(14,715,588)	–
Allotted on exercise of RSP and IPO Option Scheme awards during the year	2,941,349	–
As at 31 March 2005	**488,916,927**	**0.3**
Redeemable preference shares of 0.05p each		
As at 1 April 2004 and 31 March 2005	**1,600,000,000**	**0.8**
Total called up Ordinary and preference share capital		**1.1**

During the year 15,585,618 Ordinary Shares were purchased by the Company, for a total cost, including expenses, of £62.0m. Of the total number of Ordinary Shares purchased, 14,715,588 have been cancelled and the remaining 870,030 Ordinary Shares were cancelled after the year end. The Ordinary Shares cancelled were purchased at a cost, including expenses, of £58.4m. The repurchases have been carried out in accordance with the authorisation for on market purchases granted by Shareholders by the 2004 AGM and, for off market purchases, by Shareholders at the EGM held on 20 December 2004.

Redeemable preference share capital
Called up redeemable preference shares, which do not carry any voting rights, were issued prior to flotation and are held by GUS group.

The redeemable preference shares have the right to a non-cumulative dividend at the rate per annum of six monthly LIBOR minus 1.0% and to a further dividend equal to the dividend per share paid on the Company's Ordinary Shares once the total dividend on those Ordinary Shares that has been paid in any financial year reaches £100,000 per Ordinary Share.

The Company has the right to redeem the preference shares at any time until 14 June 2007. On this date any preference shares outstanding will be redeemed in full for their face value together with any dividends accruing up to 14 June 2007.

On a return of capital on winding up or otherwise (other than on redemption or purchase of shares), the holders of the preference shares shall be entitled to a sum equal to the nominal capital paid up or credited as paid up on the preference shares held by them respectively. This payment will rank in priority to any payment to the holders of any other class of shares.

25 Reserves

Group

	Share premium account £m	Revaluation reserve £m	Capital reserve £m	Profit and loss account £m
As at 1 April 2004 as previously reported	124.7	23.5	42.9	244.9
Prior year adjustments (see note 3)	–	–	–	(7.7)
As at 1 April 2004 as restated	124.7	23.5	42.9	237.2
Effect of foreign exchange rate changes	–	–	(0.3)	5.5
Share premium arising in the year	11.4	–	–	–
Retained profit for the year	–	–	–	78.2
Purchase of own shares under share buy back programme	–	–	–	(58.4)
Net purchase of own shares by ESOPs	–	–	–	(6.9)
Lapse of IPO RSP awards	–	–	(0.8)	–
Exercise of IPO RSP and IPO share option awards	–	–	(2.4)	(4.6)
Charges in respect of employee share incentive schemes	–	–	–	5.3
Movement in pension scheme obligations	–	–	–	(1.8)
Reclassification of reserves	–	(0.1)	–	0.1
As at 31 March 2005	**136.1**	**23.4**	**39.4**	**254.6**

Company

	Share premium account £m	Profit and loss account £m
As at 1 April 2004 as previously reported	124.7	828.6
Prior year adjustments (see note 3)	–	(8.7)
As at 1 April 2004 as restated	124.7	819.9
Share premium arising in the year	11.4	–
Retained loss for the year	–	(33.5)
Purchase of own shares under share buy back programme	–	(58.4)
Net purchase of own shares by ESOPs	–	(6.9)
As at 31 March 2005	**136.1**	**721.1**

Based upon the market price for the Company's shares at the year end, the expected cumulative impact on Burberry Group's consolidated profit and loss account of the RSP and IPO Option Scheme is a charge of £15.8m (2004: £15.7m) which would be taken direct to reserves. However, as this will be offset by an increase in share capital and share premium, there will be no net impact on Burberry Group's consolidated Shareholders' Funds.

Cumulative goodwill charged to reserves on acquisition before 1 April 1998 is £0.1m (2004: £0.1m).

Investment in own shares

The cost of own shares held in the Burberry Group ESOPs has been offset against the profit and loss reserve account as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2005 the amounts offset against this reserve account are £19.0m (2004: £12.1m).

As at 31 March 2005 investment in own shares represents the cost of 6,480,020 (2004: 4,895,473) of the Company's Ordinary Shares (nominal value £3,240 (2004: £2,448)) which amounts to 1.3% (2004: 1.0%) of the called up share capital. These shares are held to meet the share option award obligations arising on the 2004 RSP, the Executive Share Option Scheme 2002, the Burberry Group plc Co-investment Plan and All Employee Share Plans.

In the year to 31 March 2005, the Company purchased 2,300,000 shares (2004: 2,700,000), at a cost (excluding expenses) of £8.7m (2004: £7.0m). These shares were acquired by the Burberry Group plc ESOP Trust in the open market using funds provided by Burberry Group companies. In addition, 715,453 shares were used to satisfy awards granted under the Executive Share Option Scheme 2002 and All Employee Share Plans.

25 Reserves continued

Investment in own shares continued

In the year to 31 March 2005 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £254,307 (2004: £167,998). The costs of funding and administering the trusts of £0.1m are charged to the profit and loss account of Burberry Limited in the period to which they relate (2004: £0.1m). The market value of all own shares held at 31 March 2005 was £26.5m (2004 £17.5m).

During the year the Company repurchased and subsequently cancelled 14,715,588 Ordinary Shares, representing 3% of the issued share capital, at a total cost of £58.4m. The nominal value of the shares was £7,358, which was transferred to a capital redemption reserve. Profit and loss reserves were reduced by £58.4m. As at 31 March 2005 a further 870,030 Ordinary Shares had been repurchased and were cancelled after 31 March 2005, these Ordinary Shares represent 0.2% of the issued share capital with a nominal value of £435 and were repurchased for a total cost of £3.6m.

26 Analysis of movement in net funds

	As at 1 April 2004 £m	Cash flow £m	Exchange movements £m	As at 31 March 2005 £m
Cash balances	42.6	19.9	(0.1)	62.4
Overdrafts	(0.8)	0.8	–	–
	41.8	20.7	(0.1)	62.4
Liquid resources:				
Short term deposits	116.1	(9.9)	1.3	107.5
Total	**157.9**	**10.8**	**1.2**	**169.9**

Liquid resources as at 31 March 2005 and 31 March 2004 comprise short term deposits and cash balances (principally denominated in Sterling, US and Hong Kong dollars) placed with banks, liquidity funds and GUS group companies.

27 Reconciliation of net cash flow to movement in net funds

	Year to 31 March	
	2005 £m	2004 £m
Increase in cash (see note 26)	20.7	14.8
Cash (inflow)/outflow from movement in liquid resources	(9.9)	69.2
Movement in net funds resulting from cash flows	10.8	84.0
Exchange gains/(losses)	1.2	(5.7)
Movement in net funds	12.0	78.3
Net funds at beginning of year	157.9	79.6
Net funds at end of year (see note 26)	**169.9**	**157.9**

28 Analysis of net funds

	As at 31 March	
	2005 £m	2004 £m
Cash and short term deposits	169.9	158.7
Overdrafts*	–	(0.8)
Net funds at end of year (see note 26)	**169.9**	**157.9**

*Overdrafts at 31 March 2004 represent unpresented cheques.

29 Financial commitments

Burberry Group had annual commitments under non-cancellable operating leases as follows:

	As at 31 March 2005			As at 31 March 2004		
	Land and buildings £m	Other £m	Total £m	Land and buildings £m	Other £m	Total £m
Expiry date:						
Within one year	2.5	–	2.5	2.3	0.5	2.8
Between two and five years	8.2	0.4	8.6	6.7	0.2	6.9
After five years	14.8	–	14.8	12.5	–	12.5
Total	**25.5**	**0.4**	**25.9**	**21.5**	**0.7**	**22.2**

The financial commitments for operating lease amounts calculated as a percentage of turnover ("turnover leases"), have been based on the minimum payment that is required under the terms of the relevant lease. Under certain turnover leases there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the profit and loss account may be materially higher than the financial commitment at the prior year end.

30 Capital commitments

Capital commitments contracted but not provided for by Burberry Group as at 31 March 2005 amounted to £9.7m (2004: £14.2m). Contracted capital commitments represent contracts entered into by the year end and major capital expenditure projects where activity has commenced by the year end.

31 Contingent liabilities

Since 31 March 2004 the following changes to contingent liabilities have occurred:

In the year to 31 March 2002, the Group received an invoice for £0.5m in respect of construction works at the Bond Street site from its former lessor. The Burberry Group notified the other party that it was seeking recovery of certain costs incurred because of the late delivery of the store structure. During the year this matter was settled and the Burberry Group made a payment of £0.5m.

The Group was named as one of approximately 100 defendants in a class action in California, US, which alleges that employees' job application processes violated the Californian Labor Code. This action has been settled for less than £0.1m.

Other contingent liabilities reported at 31 March 2004 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group is and will remain jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

The Group has received a claim from the liquidator of Creation Cent Mille SA ("CCM") a former licensee of Burberry Group, seeking to set aside the termination of the licence agreement between Burberry Limited and CCM. Burberry Group believes this claim is without merit and has continued to vigorously defend itself.

32 Financial risk management

Burberry Group's policies are as follows:

Liquidity and treasury management
Burberry Group's management seeks to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest cash assets safely and profitably. Burberry Group's treasury function does not operate as a profit centre and transacts only in relation to the underlying business requirements.

Currency risk management
Burberry Group's management has monitored the desirability of hedging the profits and net assets of overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

Burberry Group's profit and loss account is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts where appropriate.

Burberry Group's principal foreign currency denominated transactions arise from royalty income and the sale and purchase of overseas sourced products. In the UK, Burberry Group manages these exposures by the use of Yen and Euro forward exchange contracts for a period of 12 months in advance. In addition, Burberry Group's overseas subsidiaries hedge the foreign currency element of their product purchases on a seasonal basis. The hedging activity involves the use of spot and forward currency instruments.

(a) Fair values of financial assets and financial liabilities

Set out below is a comparison by category of book values and fair values of Burberry Group's financial assets and financial liabilities:

	Book and fair value as at 31 March	
	2005 £m	2004 £m
Primary financial instruments held or issued to finance the Group's operations:		
Investment	0.1	0.1
Cash at bank and in hand	62.4	42.6
Short term deposits	107.5	116.1
Total financial assets	**170.0**	**158.8**
Overdrafts	–	(0.8)
Other financial liabilities (see note 32 (d))	(41.0)	(39.6)
Total financial liabilities	**(41.0)**	**(40.4)**
Total net financial investments	**129.0**	**118.4**

	2005 £m	2004 £m
Derivative financial instruments held to manage the currency profile:		
Forward foreign currency contracts		
– Book value	–	–
– Fair value	5.7	3.6

Fair value methods and assumptions
Fair value is the amount at which a financial instrument could be exchanged in an arm's length transaction between informed and willing parties, other than a forced or liquidation sale and excludes accrued interest. The principal assumptions are:

(i) The fair value of short term deposits, loans and overdrafts approximates to the carrying amount because of the short maturity of these instruments.

(ii) The fair value of foreign currency contracts is based on a comparison of the contractual and year end spot exchange rates.

32 **Financial risk management** continued

(b) Interest rate risk profile

Financial assets

The interest rate risk profile of Burberry Group's financial assets (excluding investments) by currency is as follows:

Currency:	Cash at bank and in hand £m	Short term deposits £m	Total £m
As at 31 March 2005			
Sterling	6.4	63.0	69.4
US dollar	14.1	2.4	16.5
Euro	22.0	34.8	56.8
Other currencies	19.9	7.3	27.2
Total	**62.4**	**107.5**	**169.9**
Floating rate assets	47.7	107.5	155.2
Balances for which no interest is paid	14.7	–	14.7
As at 31 March 2004			
Sterling	7.0	77.3	84.3
US dollar	20.4	1.2	21.6
Euro	10.4	33.3	43.7
Other currencies	4.8	4.3	9.1
Total	**42.6**	**116.1**	**158.7**
Floating rate assets	41.5	116.1	157.6
Balances for which no interest is paid	1.1	–	1.1

Floating rate assets earn interest based on the relevant national LIBID equivalents.

Balances for which no interest is paid is made up of Sterling £0.7m (2004: £0.1m), Euros £1.8m (2004: £0.1m), Hong Kong dollars £5.2m (2004: £0.9m), Singapore dollars £1.9m (2004: nil) and Japanese yen £5.1m (2004: nil). These amounts arise principally due to the timing of transactions.

In addition to the above, the investment of £0.1m at 31 March 2005 (2004: £0.1m) meets the definition of a financial asset. No interest is receivable on this Euro denominated financial asset.

32 Financial risk management continued

(b) Interest rate risk profile continued

Financial liabilities

The interest rate risk profile of Burberry Group's financial liabilities by currency as at 31 March is as follows:

Currency:	Floating rate financial liabilities £m	Financial liabilities on which no interest is payable £m	Total £m	Weighted average period until maturity for financial liabilities on which no interest is payable Years
As at 31 March 2005				
Sterling	0.8	20.4	21.2	1.3
US dollar	–	3.8	3.8	4.1
Euro	–	15.7	15.7	0.3
Other	–	0.3	0.3	1.3
Total	**0.8**	**40.2**	**41.0**	**1.2**
As at 31 March 2004				
Sterling	1.6	17.7	19.3	1.7
US dollar	–	2.4	2.4	4.1
Euro	–	18.7	18.7	1.4
Total	**1.6**	**38.8**	**40.4**	**1.7**

The floating rate financial liabilities as at 31 March 2005 and 2004 incurred interest based on relevant national LIBOR equivalents.

The floating rate financial liabilities at 31 March 2005 include preference shares of a total value of £0.8m (2004: £0.8m) and overdraft balances at 31 March 2005 of £nil (2004: £0.8m). See note 24 for further details regarding the preference shares.

(c) Currency exposures

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are taken to the profit and loss account, except where they hedge an investment in an overseas subsidiary of Burberry Group.

	Net foreign currency monetary assets/(liabilities)				
Functional currency of operation:	Sterling £m	US dollar £m	Euro £m	Other currencies £m	Total £m
As at 31 March 2005					
Sterling	–	0.3	–	0.9	1.2
Euro	0.4	0.3	–	–	0.7
Other currencies	4.3	2.8	–	–	7.1
Total	**4.7**	**3.4**	**–**	**0.9**	**9.0**
As at 31 March 2004					
Sterling	–	0.4	(0.1)	1.8	2.1
US dollar	–	–	(0.3)	–	(0.3)
Euro	–	0.2	–	–	0.2
Other currencies	0.3	–	–	–	0.3
Total	**0.3**	**0.6**	**(0.4)**	**1.8**	**2.3**

32 Financial risk management continued

(d) Maturity of financial liabilities

The maturity profile of the carrying amount of Burberry Group's financial liabilities, other than short term trade creditors and accruals at 31 March, was as follows:

	Debt* £m	Non-equity shares £m	Deferred consideration £m	Other financial liabilities £m	Total £m
As at 31 March 2005					
In one year or less, or on demand	–	–	22.7	2.6	25.3
In more than one year but not more than two years	–	–	–	1.5	1.5
In more than two years but not more than five years	–	0.8	10.0	1.0	11.8
In more than five years	–	–	–	2.4	2.4
Total	**–**	**0.8**	**32.7**	**7.5**	**41.0**
As at 31 March 2004					
In one year or less, or on demand	0.8	–	–	2.0	2.8
In more than one year but not more than two years	–	–	21.7	1.8	23.5
In more than two years but not more than five years	–	0.8	10.0	1.7	12.5
In more than five years	–	–	–	1.6	1.6
Total	**0.8**	**0.8**	**31.7**	**7.1**	**40.4**

*Debt balances as at 31 March 2004 are related to unpresented cheques.

Non-equity shares relate to redeemable preference shares, on which non-cumulative dividends are paid (see note 24 for further details). All deferred consideration is payable in cash. For details on deferred consideration, see notes 21 and 22.

Other financial liabilities principally relate to accrued lease liabilities £4.2m (2004: £2.6m), which are included in other creditors falling due after more than one year, and provisions for certain property obligations £2.9m (2004: £4.5m), which are included in provisions.

(e) Borrowing facilities

A £200m five year multi currency revolving facility was agreed with a syndicate of third party banks commencing on 30 March 2005. This facility replaces the previous £75m facility with GUS plc.

(f) Hedging

Under Burberry Group's accounting policy (see note 2), the gains and losses on forward foreign currency contracts are deferred and accounted for when the underlying transaction is recognised. There are no material deferred gains or losses as at 31 March 2005 and 2004. Certain gains and losses on such forward foreign currency contracts will be unrecognised in the financial statements and an analysis of these is shown below:

	Unrecognised gains £m	Unrecognised losses £m	Total net unrecognised gains/(losses) £m
Gains and losses on hedges as at 1 April 2004	5.0	(1.4)	3.6
Arising before 1 April 2004 included in current year income	(5.0)	1.4	(3.6)
Arising during the year and not included in current year income	8.2	(2.4)	5.8
Gains and losses on hedges as at 31 March 2005	**8.2**	**(2.4)**	**5.8**
To be recognised in 2005/06	8.1	(2.4)	5.7
To be recognised thereafter	0.1	–	0.1

33 Post-retirement benefits

(a) Accounting for pension costs

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts. The pension costs charged to the profit and loss account in respect of the main plans were:

	Year to 31 March	
	2005 £m	2004 (Restated) £m
Defined benefit schemes		
GUS defined benefit pension scheme UK	0.9	0.9
Supplemental executive retirement plan US*	0.3	0.4
Defined contribution schemes		
GUS money purchase pension plan UK	0.7	0.6
Burberry money purchase plan US	0.6	0.5
Other Burberry pension schemes	0.1	0.2
Total pension costs	**2.6**	**2.6**

*The plans in the US are classified as defined benefit schemes under FRS 17 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

Movements in pensions obligations during the year were as follows:

	GUS defined benefit pension scheme UK £m	Supplemental executive retirement plan US £m	Other £m	Total £m
As at 1 April 2004 as previously reported	–	0.7	0.2	0.9
Impact of adopting FRS 17 (see note 3)	1.1	–	–	1.1
As at 1 April 2004 as restated	1.1	0.7	0.2	2.0
Effect of foreign exchange rate changes	–	(0.1)	–	(0.1)
Charged to the profit and loss account	0.9	0.3	–	1.2
Other finance income	(0.2)	–	–	(0.2)
Contributions paid during the year	(2.7)	–	–	(2.7)
Actuarial gain	1.5	–	–	1.5
Other movements	0.1	–	–	0.1
As at 31 March 2005	**0.7**	**0.9**	**0.2**	**1.8**

33 Post-retirement benefits continued

(b) Defined benefit schemes

GUS defined benefit scheme UK
Burberry Group companies participate in the GUS defined benefit pension scheme, which offers defined benefits based on service and salary at retirement. Currently, Burberry Group is not permitting new entrants to the GUS defined benefit pension scheme.

The GUS scheme has rules which specify the benefits to be paid and is financed accordingly, with assets being held in independently administered funds. A full actuarial valuation of the GUS scheme is carried out every three years with interim reviews in the intervening years. A full actuarial valuation of the scheme was carried out at 31 March 2004 by independent qualified actuaries, Watson Wyatt LLP, using the projected unit method.

As a result of the 31 March 2004 valuation it has become possible to separately identify the underlying assets and liabilities which relate to the Burberry Group and so FRS 17 "Retirement Benefits" has been adopted during the year with comparative data restated accordingly, see note 3.

As at 31 March 2005 there were 64 (2004: 80) Burberry Group employees in the scheme and Burberry Group contributions represented approximately 7.7% (2004: 7.2%) of total employer contributions to the scheme. Burberry has been contributing 17.9% (2004: 17.9%) in respect of members in the main benefit section.

During the year to 31 March 2005 GUS made a special contribution to the scheme of £26.2m (2004: £30.0m) in order to fund the shortfall disclosed by the interim valuation on the ongoing actuarial assumptions used for funding purposes. Burberry Group's share of this contribution is estimated at £2.0m (2004: £2.3m).

The deficit for the GUS group defined benefit pension scheme as a whole, on the basis set out below, was approximately £6.6m as at 31 March 2005 (2004: £47.9m), after allowing for the £26.2m (2004: £30.0m) special contribution paid in March 2005 and before allowing for deferred tax.

The principal actuarial assumptions used in the valuation of the Burberry Group portion of the GUS group defined benefit pension scheme are the same as these used for the whole GUS group defined benefit pension scheme and are:

	As at 31 March		
	2005	2004	2003
Rate of inflation	2.9%	2.8%	2.5%
Rate of salary increases	4.7%	4.6%	4.3%
Rate of increase for pensions in payment and deferred pensions	2.9%	2.8%	2.5%
Discount rate	5.4%	5.5%	5.5%

33 Post-retirement benefits continued

(b) Defined benefit schemes *continued*

(i) Market value of scheme's assets
The assets of the Burberry Group's portion of the GUS defined benefit scheme and the expected rates of return are summarised as follows:

	As at 31 March					
	Fair value 2005 £m	Expected long term rate of return 2005 %pa	Fair value 2004 £m	Expected long term rate of return 2004 %pa	Fair value 2003 £m	Expected long term rate of return 2003 %pa
Market value of scheme's assets:						
Equities	22.7	8.0%	19.5	8.0%	13.4	8.5%
Fixed interest securities	10.4	5.1%	8.8	5.1%	7.6	5.0%
Other	0.9	3.7%	1.1	3.8%	1.2	4.0%
	34.0	**7.0%**	**29.4**	**7.0%**	**22.2**	**7.1%**

The following amounts were measured in accordance with the requirements of FRS 17:

	As at 31 March		
	2005 £m	2004 £m	2003 £m
Market value of scheme's assets	34.0	29.4	22.2
Present value of funded scheme's liabilities	(35.0)	(30.9)	(27.8)
Deficit in the funded scheme before impact of taxation	(1.0)	(1.5)	(5.6)
Related deferred tax asset	0.3	0.5	1.7
Net pension liability	**(0.7)**	**(1.0)**	**(3.9)**

The movement in the deficit during the year is analysed below:

	Year to 31 March	
	2005 £m	2004 £m
Deficit at start of year	(1.5)	(5.6)
Movement:		
Current service cost	(0.9)	(0.9)
Contributions	2.7	3.1
Other finance income	0.2	0.1
Actuarial (loss)/gain recognised	(1.5)	1.8
Deficit in the funded scheme at end of year before impact of taxation	**(1.0)**	**(1.5)**

33 Post-retirement benefits continued

(b) Defined benefit schemes continued

(ii) Profit and loss account
The amounts charged in the profit and loss account comprises of the following:

	Year to 31 March	
	2005 £m	2004 £m
Amount charged to operating profit in respect of defined benefit scheme's:		
Current service cost	(0.9)	(0.9)
Amount credited/(charged) to net interest:		
Expected return on scheme's asset	1.9	1.6
Interest on scheme's liabilities	(1.7)	(1.5)
Amount credited as other finance income	0.2	0.1
Total charge to profit and loss account (before impact of taxation)	**(0.7)**	**(0.8)**

(iii) Statement of total recognised gains and losses
The amount recognised in the statement of total recognised gains and losses comprises the following:

	Year to 31 March	
	2005 £m	2004 £m
Actual return less expected return on scheme's assets (see note (iv))	1.4	3.8
Experience losses arising on the scheme's liabilities (see note (iv))	(0.4)	(0.5)
Losses resulting in changes in the assumptions underlying the present value of the scheme's liabilities	(2.5)	(1.5)
Actuarial (loss)/gain recognised in the statement of total recognised gains and losses	(1.5)	1.8
Movement in deferred tax relating to pension scheme	(0.3)	(1.2)
Net impact in statement of total recognised gains and losses	**(1.8)**	**0.6**

(iv) History of experience gains and (losses)

	Year to 31 March	
	2005	2004
Difference between the actual and expected return on scheme's assets:		
Amount (£m)	1.4	3.8
Percentage of the scheme's assets which relate to the Burberry Group	4.1%	11.9%
Experience losses on scheme's liabilities:		
Amount (£m)	(0.4)	(0.5)
Percentage of the present value of liabilities which relate to the Burberry Group	1.1%	1.6%
Total amount recognised in the statement of total recognised gains and losses:		
Amount (£m)	(1.5)	1.8
Percentage of the present value of scheme's liabilities which relate to the Burberry Group	4.3%	4.9%

33 Post-retirement benefits continued

(b) Defined benefit schemes continued

Supplemental executive retirement plan US
Rose Marie Bravo is entitled to these plans as explained in the Report on directors' remuneration and related matters. The adoption of FRS 17, see note 3, does not have a material impact on the reported obligation.

Retirement indemnities France
Burberry France S.A. offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. The balance sheet provision at 31 March 2005 was £0.2m (2004: £0.2m). The adoption of FRS 17, see note 3, does not have a material impact on the reported obligation. There are no assets held by Burberry Group companies in relation to this commitment.

(c) Defined contribution schemes

The GUS Money Purchase Pension Plan UK
This scheme was introduced during the year to 31 March 1999 with the aim of providing pension benefits for those GUS group employees in the UK who, hitherto, had been ineligible for GUS defined benefit pension scheme membership. The assets of the GUS scheme are held separately from those of GUS plc in an independently administered fund. As at 31 March 2005, there were no prepayments or arrears in Burberry Group contributions (2004: £nil).

The Burberry Money Purchase Plan US
Burberry Group administers a Money Purchase Plan in the US (a 401(k) scheme), which covers all eligible full time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2005 there were no Burberry Group contributions in arrears (2004: £nil).

Burberry Asia Limited Retirement Scheme
Burberry Group administers a Money Purchase Plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund. As at 31 March 2005 there were no Burberry Group contributions in arrears (2004: £nil).

34 Related party transactions

GUS plc and other GUS group companies are related parties of Burberry Group as GUS plc owns the majority shareholding in Burberry Group plc.

(a) Trading transactions and balances arising in the normal course of business

The following purchases and balances have arisen from transactions between Burberry Group and other GUS group companies including recharges made and the purchase of services from other GUS group companies, all of which are wholly owned subsidiaries of GUS plc.

The services purchased by Burberry Group include treasury and cash management, tax management, insurance and insurance management, pension, human resources, employee benefit administration, vehicle hire, property advice, marketing services, credit references, distribution and warehouse facilities, and certain internal audit support.

		Purchases from GUS group companies for the year to 31 March	
Related party	**Related party's relationship**	2005 £m	2004 £m
Purchases from related parties			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	2.4	3.3

		Amounts due to GUS group companies as at 31 March	
Related party	**Related party's relationship**	2005 £m	2004 £m
Related party creditors			
GUS plc and other GUS group companies	Ultimate parent company or 100% subsidiary of GUS plc	6.8	6.8

(b) Funding transactions and balances arising in the normal course of business

Amounts have been deposited with GUS group companies in accordance with Burberry's counterparty risk policy during the year. A total of £18.3m was deposited with GUS at 31 March 2005 (2004: £15.8m). These deposits have been made on standard commercial terms and were repaid in cash by 29 April 2005.

In addition, forward currency contracts have been undertaken with GUS group companies, which have been subject to Burberry's counterparty risk policy. The fair value at 31 March 2005 of such hedges amounted to £0.5m (2004: £0.4m).

(c) Share repurchase programme

As part of the Share repurchase programme, 10,212,035 Ordinary Shares were purchased by the Company from GUS, representing a total cost, including expenses, of £40.6m. Of the total number of Ordinary Shares purchased, 9,642,005 have been cancelled and the remaining 570,030 Ordinary Shares were cancelled after the year end. The repurchases have been carried out in accordance with the authorisation for off-market purchases approved by Shareholders at the EGM held on 20 December 2004.

PRINCIPAL SUBSIDIARIES

Company	Country of incorporation	Nature of business
Europe		
Burberry Limited	England and Wales	Luxury goods retailer, wholesaler, manufacturer and licensor
Burberry Italy Retail Limited	England and Wales	Luxury goods retailer
The Scotch House Limited*	England and Wales	Luxury goods brand and licensor
Woodrow-Universal Limited*	England and Wales	Textile manufacturer
Burberry France S.A.	France	Luxury goods retailer and wholesaler
Burberry (Suisse) S.A.*	Switzerland	Luxury goods retailer and wholesaler
Burberry Italy SRL*	Italy	Luxury goods wholesaler
Burberry (Deutschland) GmbH	Germany	Luxury goods retailer and wholesaler
Burberry (Spain) S.A.	Spain	Luxury goods retailer and wholesaler
Mercader y Casadevall S.A.	Spain	Luxury goods retailer
Burberry (Spain) Retail S.L.	Spain	Luxury goods retailer
North America		
Burberry Limited	USA	Luxury goods retailer
Burberry (Wholesale) Limited	USA	Luxury goods wholesaler
Hampstead Properties Inc.	USA	Property company
Burberry Realty, Inc.	USA	Property company
Asia Pacific		
Burberry Asia Ltd	Hong Kong	Luxury goods retailer and wholesaler
Burberry (Singapore) Distribution Company Pte Ltd	Singapore	Luxury goods retailer and wholesaler
Burberry Pacific Pty Ltd	Australia	Luxury goods retailer and wholesaler
Burberry Korea Ltd	Korea	Luxury goods retailer and wholesaler
Burberry (Malaysia) Sdn Bhd	Malaysia	Luxury goods retailer
Burberry Japan KK	Japan	Service company

**Held directly by Burberry Group plc*

All principal subsidiary companies are wholly owned as at 31 March 2005 and operate principally in the country in which they are incorporated, with the exception of Burberry Italy Retail Limited, which operates principally in Italy. Non-operating intermediate holding and financing companies are excluded from the above.

Burberry Group plc is 65.5% owned by GUS Holdings Limited, a subsidiary of GUS plc, which is registered in England and Wales. The ultimate parent undertaking and controlling party is GUS plc. Copies of GUS plc consolidated financial statements can be obtained from the Company Secretary at GUS plc, One Stanhope Gate, London, W1K 1AF.

FIVE YEAR SUMMARY

Turnover by product category	2001* (Pro forma) £m	2002* (Pro forma) £m	2003* (Restated) £m	2004 (Restated) £m	2005 £m
Womenswear	134.7	165.2	197.9	225.7	242.1
Menswear	142.4	149.4	162.8	190.1	194.5
Accessories (including childrens)	98.0	125.8	169.5	189.0	197.6
Other	6.9	5.3	5.1	4.0	2.9
Licence	45.8	53.5	58.3	67.0	78.4
Total	**427.8**	**499.2**	**593.6**	**675.8**	**715.5**

Turnover by destination	£m	£m	£m	£m	£m
Europe	259.0	286.7	302.7	346.8	356.4
North America	90.9	110.5	140.5	162.4	165.9
Asia Pacific	74.6	100.1	147.0	162.6	186.6
Other	3.3	1.9	3.4	4.0	6.6
Total	**427.8**	**499.2**	**593.6**	**675.8**	**715.5**

Turnover by operation	£m	£m	£m	£m	£m
Wholesale	238.8	288.8	306.9	351.4	371.9
Retail	143.2	156.9	228.4	257.4	265.2
Licence	45.8	53.5	58.3	67.0	78.4
Total	**427.8**	**499.2**	**593.6**	**675.8**	**715.5**

Profit by operation	£m	£m	£m	£m	£m
Wholesale and Retail	29.2	42.7	64.3	86.6	98.5
Licence	39.5	47.6	52.4	56.0	67.0
EBITA**	**68.7**	**90.3**	**116.7**	**142.6**	**165.5**
Net interest income/(expense)	5.7	(0.5)	(0.9)	2.3	4.9
Foreign currency gain/(loss) on loans with GUS group (pre-flotation)	6.8	(0.1)	(2.3)	–	–
Goodwill amortisation	(3.6)	(4.9)	(6.4)	(6.8)	(6.8)
Exceptional items	2.9	–	(22.0)	2.2	0.8
Profit on ordinary activities before taxation	**80.5**	**84.8**	**85.1**	**140.3**	**164.4**
Tax on profit on ordinary activities	(26.1)	(28.3)	(32.9)	(47.3)	(54.5)
Profit on ordinary activities after taxation	**54.4**	**56.5**	**52.2**	**93.0**	**109.9**

Margin analysis	%	%	%	%	%
Gross margin as % of turnover	47.8	50.3	56.0	57.9	59.3
EBITA** as % of turnover	16.1	18.1	19.7	21.1	23.1

*Years to 31 March 2001, 2002, 2003 have not been restated to reflect the impact of adopting FRS 17 as the necessary data is not available, see note 3.

**Earnings before interest, taxation, goodwill amortisation and exceptional items.

Pro forma financial information

Pro forma financial information has been extracted from the Listing Particulars of the Company, dated 12 July 2002. The pro forma financial information has been prepared by combining the historical financial information for each of the Companies that comprise the Burberry Group. The pro forma information relates to the financial years prior to the flotation of Burberry Group. On flotation the Burberry Group was reorganised and a legal statutory group was formed, as a consequence statutory consolidations have been performed for the years to 31 March 2003, 2004 and 2005.

Earnings and dividends	2001* (Pro forma) Pence per share	2002* (Pro forma) Pence per share	2003* (Restated) Pence per share	2004 (Restated) Pence per share	2005 Pence per share
Basic earnings per share	10.9	11.3	10.5	18.8	22.2
Basic earnings per share before goodwill amortisation and exceptional items	11.2	12.3	14.9	19.8	23.4
Diluted earnings per share	10.8	11.1	10.3	18.4	21.8
Diluted earnings per share before goodwill amortisation and exceptional items	11.1	12.1	14.6	19.4	23.0
Dividend per share (post-flotation only)	n/a	n/a	3.0	4.5	6.5
Dividend cover**	n/a	n/a	5.0	4.4	3.7

**Based on profit after taxation before goodwill amortisation and exceptional items.

Balance sheet	2001* (Pro forma) £m	2002* (Pro forma) £m	2003* (Restated) £m	2004 (Restated) £m	2005 £m
Fixed assets, investment and other intangible assets	101.0	125.4	162.4	150.7	167.0
Working capital (excluding cash and borrowings)	76.1	87.7	73.8	66.6	77.7
Other long term liabilities	(9.1)	(3.9)	(10.6)	(10.8)	(9.8)
Net operating assets	**168.0**	**209.2**	**225.6**	**206.5**	**234.9**
Goodwill	89.2	94.9	122.8	110.6	107.1
Deferred consideration for acquisitions	(12.9)	(22.5)	(31.7)	(31.7)	(32.7)
Cash at bank, net of overdraft and borrowings	5.4	21.3	79.6	157.9	169.9
Taxation (including deferred taxation)	(10.0)	(20.5)	0.4	1.0	(2.9)
Dividends payable	–	–	(10.0)	(14.9)	(21.7)
Net assets	**239.7**	**282.4**	**386.7**	**429.4**	**454.6**

Cash flow	2001* (Pro forma) £m	2002* (Pro forma) £m	2003* (Restated) £m	2004 (Restated) £m	2005 £m
Operating profit before goodwill amortisation and exceptional items	68.7	90.3	116.7	142.6	165.5
Depreciation, impairment and trademark amortisation charges	11.1	14.0	19.0	28.5	24.4
Loss/(profit) on disposal of fixed assets and similar non-cash charges	–	0.2	1.5	1.7	(1.1)
Charges in respect of employee share incentive schemes	–	–	–	3.6	5.3
(Increase)/decrease in stocks	(11.9)	(7.0)	5.2	(7.5)	(12.8)
Increase in debtors	(1.0)	(5.2)	(2.4)	(1.5)	(7.3)
Increase/(decrease) in creditors	22.2	(2.2)	25.0	18.2	1.5
Net cash inflow from operating activities before capital expenditure and financial investment	89.1	90.1	165.0	185.6	175.5
Purchase of tangible and intangible fixed assets	(39.3)	(39.4)	(55.7)	(28.8)	(37.2)
Sale of tangible fixed assets	19.1	0.5	0.2	–	3.1
Net cash inflow from operating activities	**68.9**	**51.2**	**109.5**	**156.8**	**141.4**

*Years to 31 March 2001, 2002, 2003 have not been restated to reflect the impact of adopting FRS 17 as the necessary data is not available, see note 3.

BURBERRY OVERVIEW

CORE VALUES


Style
Quality
Innovation
Heritage
Internationally recognised British luxury brand
Classic
Modern
Icons
Aspirational

Burberry is a luxury brand with a distinctive British sensibility, strong international recognition and differentiating brand values that resonate across a multi-generational and dual-gender audience. The Company designs and sources apparel and accessories distributing through a diversified network of retail, wholesale and licensing channels worldwide.

Since its founding in England in 1856, Burberry has been synonymous with quality – as defined by the endurance, classicism and functionality that characterised its history as the outfitter of choice for the explorers and adventurers who pioneered aviation and arctic exploration. Burberry's development of the trench coat at the turn of the last century rewrote the history of outerwear – when an article of clothing that was designed as practical military gear became an enduring icon of fashion and earned Burberry two Royal Warrants as weatherproofers to both Her Majesty the Queen and the Prince of Wales. The introduction of the trademark Burberry check as the lining to the trench coat in the 1920s created yet another brand icon – one with worldwide recognition of unparalleled status.

Burberry today is leveraging the strength of its heritage by continually promoting design innovation, reinventing its icons to enhance their aspirational appeal, balancing its classic sensibility with modernity and infusing quality with style to make these core values relevant for now and future generations.

BRAND ICONS







BRAND EXPRESSION


Burberry Prorsum
Burberry London
Burberry London (Spain, Japan)
Burberry Blue/ Black Labels (Japan)
Thomas Burberry (UK, Europe)
International runway fashion
Core international collection
Localised collections
Younger, casual trend oriented

WORLDWIDE STORE PROFILE AS AT 31 MARCH 2005



- **USA** 31 stores, 11 outlets
- **South America*** 2 stores
- **UK** 8 stores, 8 outlets, 2 concessions
- **Continental Europe** 12 stores, 5 outlets, 10 concessions
- **China*** 35 stores/concessions
- **Taiwan*** 18 stores/concessions
- **Hong Kong** 5 stores, 3 concessions
- **Korea** 56 concessions
- **Other SE Asia*** 20 stores/concessions
- **Russia*** 2 stores
- **Middle East*** 3 stores
- **Japan** Licensed

*Includes stores/concessions operated by a Burberry partner

REVENUE AND OPERATING PROFIT

Revenues – Five Year Track Record
£ millions



£428
£499
£594
£676
£715
2000/1
2001/2
2002/3
2003/4
2004/5

Operating Profit* – Five Year Track Record
£ millions



£69
£90
£117
£143
£166
2000/1
2001/2
2002/3
2003/4
2004/5

*EBITA before IPO related charges and exceptional items

Estimated Brand Sales at Retail Value
2004/05 total: £2.7bn

- **Japan** 36%
- **Europe** 36%
- **North America** 15%
- **Asia** 10%
- **Emerging Markets** 3%



Revenue by Distribution Channel
2004/05 total: £715m

- **Wholesale** 52% £372m
- **Retail** 37% £265m
- **Licence** 11% £78m



Revenue by Product Category
2004/05 total: £715m

- **Womenswear** 34% £242m
- **Menswear** 27% £195m
- **Accessories** 26% £185m
- **Licensing** 11% £78m
- **Childrens & Other** 2% £15m



Operating Profit by Channel
2004/05 total: £166m

- **Retail & Wholesale** 60% £99m
- **Licensing** 40% £67m



SHAREHOLDER INFORMATION

Registrar

Enquiries concerning holdings of the Company's shares and notification of the holder's change of address should be referred to Lloyds TSB Registrars, The Causeway, Worthing, West Sussex, BN99 6DA, telephone: 0870 600 3970. In addition, Lloyds TSB Registrars offer a range of shareholder information online at www.shareview.co.uk. A text phone facility for those with hearing difficulties is available by contacting telephone: 0870 600 3950.

Share price information

The latest Burberry Group plc share price is available on Ceefax and also on the Financial Times Cityline Service on 0906 843 2727 (calls charged at 60p per minute).

Internet

A full range of investor relations information on Burberry Group plc, including latest share price and dividend history, is available at www.burberry.com

Financial calendar

First quarter trading update and Annual General Meeting	14 July 2005
Final dividend record date	22 July 2005
Final dividend to be paid	3 August 2005
First half trading update	October 2005
Preliminary announcement of interim results	15 November 2005
Third quarter trading update	January 2006
Second half trading update	April 2006
Preliminary announcement of annual results	May 2006

Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: 020 7968 0000

